newgold™

Management's Discussion and Analysis

For the year ended December 31, 2025

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MANAGEMENT’S DISCUSSION AND ANALYSIS
All dollar figures are in United States dollars and tabular dollar amounts are in millions, unless otherwise noted.
For the three months and year ended December 31, 2025.
The following Management’s Discussion and Analysis (“MD&A”) provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of New Gold Inc. and its subsidiaries (“New Gold” or the “Company”). This MD&A should be read in conjunction with New Gold’s consolidated financial statements for the years ended December 31, 2025 and 2024, and related notes, which are prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IASB"). This MD&A contains forward-looking statements that are subject to risks and uncertainties, as discussed in the "Cautionary Note Regarding Forward-Looking Statements" section at the end of this MD&A. Readers are cautioned not to place undue reliance on forward-looking statements. All dollar figures are in U.S. dollars and tabular dollar amounts are in millions, unless otherwise noted. Figures in some tables may not add due to rounding. This MD&A has been prepared as of March 19, 2026. Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR+ at www.sedarplus.ca.
OUR BUSINESS
New Gold Inc. is an intermediate gold mining company engaged in the development and operation of mineral properties. The assets of the Company, directly or through its subsidiaries, are comprised of the New Afton Mine in British Columbia, Canada (“New Afton”), and the Rainy River Mine in Ontario, Canada (“Rainy River”). New Gold's vision is to be the most valued intermediate gold and copper producer through profitable and responsible mining for our shareholders and stakeholders. For further information on the Company, visit www.newgold.com.
EXTERNAL DOCUMENTS
References made in this MD&A to other documents or to information or documents available on a website do not constitute the incorporation by reference into this MD&A of such other documents or such other information or documents available on such website, unless such incorporation by reference is explicit.
ENDNOTES
Note references throughout the document are to endnotes which can be found on page 69 of this MD&A.
USE OF NON-GAAP FINANCIAL PERFORMANCE METRICS
In this MD&A, we use the following non-GAAP financial performance measures: “Cash costs", "all-in sustaining costs" or "AISC", "adjusted net earnings/(loss)", "adjusted income tax expense", "sustaining capital and sustaining leases”, “growth capital”, “average realized gold/copper price per ounce/pound”, "open pit net mining cost per operating tonne mined", "underground net mining costs per operating tonne mined", "processing costs per tonne processed", "G&A costs per tonne processed", "cash generated from operations before changes in non-cash operating working capital" and "free cash flow". For a detailed description of each non-GAAP financial performance measure used in this MD&A and a detailed reconciliation to the most directly comparable measures under IFRS Accounting Standards as issued by the IASB, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A starting
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on page 26. The non-GAAP financial performance measures in this MD&A are intended to provide additional information to investors and do not have any standardized meaning under IFRS Accounting Standards. These measures may therefore not be comparable to similar measures presented by other issuers and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.
OPERATING AND FINANCIAL HIGHLIGHTS
OPERATING HIGHLIGHTS

	Three months ended December 31		Year ended December 31
	2025	2024	2025	2024	2023
OPERATING INFORMATION
Gold (ounces)(4):
Produced(4)	107,778	80,438	353,772	298,303	321,178
Sold(4)	104,886	77,281	350,127	296,846	319,116
Copper (millions of pounds)(4):
Produced(4)	11.0	14.5	50.1	54.0	47.4
Sold(4)	10.3	13.6	48.2	50.0	44.4
Revenue(10)
Gold ($/ounce)(10)	4,155	2,633	3,540	2,384	1,920
Copper ($/pound)(10)	4.96	3.96	4.40	3.97	3.61
Average realized price(1)
Gold ($/ounce)(1)	4,167	2,667	3,556	2,413	1,944
Copper ($/pound)(1)	5.08	4.18	4.52	4.19	3.84
Operating expenses ($/oz gold, co-product)(3)	745	1,093	962	1,091	1,048
Operating expenses ($/lb copper, co-product)(3)	3.14	2.04	2.49	2.25	2.61
Depreciation and depletion ($/oz gold)(10)	419	733	678	836	736
Cash costs per gold ounce sold (by-product basis)(1)(2)	492	728	644	769	891
All-in sustaining costs per gold ounce sold (by-product basis)(1)(2)	1,227	1,018	1,253	1,239	1,434

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FINANCIAL HIGHLIGHTS

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars, except where noted)	2025	2024	2025	2024	2023
FINANCIAL INFORMATION
Revenue	496.1	262.2	1,476.1	924.5	786.5
Revenue less cost of goods sold	343.0	93.1	784.7	240.7	101.9
Net earnings	663.7	55.1	857.9	102.6	(64.5)
Adjusted net earnings(1)	260.3	59.1	561.5	153.4	48.4
Cash generated from operations	326.9	109.6	898.0	392.8	287.6
Cash generated from operations before changes in non-cash operating working capital(1)	282.8	125.7	830.1	408.8	293.4
Sustaining capital(1)	23.6	10.3	109.5	87.5	121.6
Growth capital(1)	43.9	65.0	200.9	183.6	144.3
Total mining interest capital expenditures	67.5	75.3	310.4	271.1	265.9
Free cash flow(1)	239.9	22.1	531.9	84.9	(16.5)
Total assets	3,179.7	2,003.8	3,179.7	2,003.8	2,286.0
Cash and cash equivalents	330.1	105.2	330.1	105.2	185.5
Long-term debt	394.2	397.0	394.2	397.0	396.0
Non-current liabilities excluding long-term debt	481.6	357.9	481.6	357.9	871.8
Share Data
Earnings (loss) per share
Basic ($)	0.84	0.07	1.08	0.14	(0.09)
Diluted ($)	0.84	0.07	1.08	0.14	(0.09)
Adjusted net earnings per basic share ($)(1)	0.33	0.07	0.71	0.20	0.07
Share price as at December 31 (TSX - Canadian dollars)	11.96	3.59	11.96	3.59	1.92
Weighted average outstanding shares (basic) (millions)	791.7	790.9	791.5	752.2	684.0
Weighted average outstanding shares (diluted) (millions)	794.0	797.2	793.8	758.4	684.0

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SUSTAINABILITY AND ESG
The Company is committed to responsible mining through implementation of sound environmental, social and governance ("ESG") practices. The Company is also continuing to implement and report on the Mining Association of Canada’s Towards Sustainable Mining ("TSM") framework at all of its operating mines. New Gold continues to prioritize the health, safety and well-being of its people through the “Courage to Care” initiative.

Health and Safety
Total recordable injury frequency rate was 0.65 for the year, a reduction of 10% compared to the prior year, achieving the lowest consolidated TRIFR for the Company on record.

Environment
Water Management
New Gold continued to demonstrate strong water stewardship at both operations, highlighted by the achievement of AAA results on the TSM Water Stewardship Protocol for the New Afton and Rainy River Mines, for the third year in a row.

Tailings Management
The Rainy River Tailings Management Area ("TMA") construction was completed on schedule and within budget. Rainy River again self-completed the construction at the TMA in 2025. New Afton completed the New Afton Tailings Storage Facility ("NATSF") crest raise as part of the C-Zone stabilization program. The C-Zone stabilization program is considered materially completed. Both sites reported AAA performance under the TSM Tailings Management Protocol in 2025, for the third year in a row.

Social
Indigenous & Community Relations
The Company recognizes the importance of engaging meaningfully with local and Indigenous communities and recognizes that these communities provide the social license to operate and explore at both New Afton and Rainy River. Indigenous and Community Relations teams engage regularly with partners and stakeholders to continue building trust-based relationships centered on transparency and acceptance. In addition to engagement, these teams work with communities to identify economic development opportunities, most commonly in the form of employment and contracting opportunities. New Gold continues to provide social and community development support through the Community Investment Program, which is administered locally through New Afton, Rainy River and the Corporate office. This program focuses on providing financial and in-kind support for initiatives and projects that have sustainable and long-lasting impacts within the communities where New Gold operates.

Governance
Awards
During 2025 New Afton received the 2024 Silver Leadership Award from the Mining Association of Canada. This award is presented to the sites who meet or exceed AA performance across all indicators of the TSM protocols.

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CORPORATE DEVELOPMENTS
Coeur Acquisition of New Gold to Create a New, All North American Senior Precious Metals Producer
On November 3, 2025, Coeur Mining, Inc. ("Coeur") (NYSE: CDE) and New Gold announced that they had entered into a definitive agreement (the "Arrangement Agreement") whereby a wholly-owned subsidiary of Coeur would acquire all of the issued and outstanding shares of New Gold, pursuant to a court-approved plan of arrangement (the "Transaction"). Subsequent to December 31, 2025, the Company received shareholder and regulatory approval to complete the Transaction to be acquired by a wholly-owned subsidiary of Coeur. The Company anticipates the Transaction will close on March 20, 2026.
Under the terms of the Arrangement Agreement, New Gold shareholders will receive 0.4959 shares of Coeur common stock for each New Gold common share (the "Exchange Ratio"). Upon completion of the Transaction, existing Coeur stockholders and New Gold shareholders will own approximately 62% and 38% of the outstanding common stock of the combined company, respectively.
KEY PERFORMANCE DRIVERS
There is a range of key performance drivers that are critical to the successful implementation of New Gold’s strategy and the achievement of its goals. The key internal drivers are production volumes and costs. The key external drivers are the market prices of gold and copper as well as foreign exchange rates.
Production Volumes and Costs
For an analysis of the impact of production volumes and costs for the three months and year ended December 31, 2025 relative to the prior-year periods, refer to the “Review of Operating Mines” section of this MD&A.
Commodity Prices
Gold Prices
The price of gold is the single largest factor affecting New Gold’s profitability and operating cash flows. As such, the current and future financial performance of the Company is expected to be closely related to the prevailing price of gold.
For the three months ended December 31, 2025, New Gold's gold revenue per ounce10 and average realized gold price per ounce1 were $4,155 and $4,167, respectively (December 31, 2024 - $2,633 and $2,667, respectively). This compared to the London Bullion Market ("LBMA") p.m. average gold price of $4,135 per ounce (December 31, 2024 - $2,663).
For the year ended December 31, 2025, New Gold's gold revenue per ounce10 and average realized gold price per ounce1 were $3,540 and $3,556, respectively (December 31, 2024 - $2,384 and $2,413, respectively). This compared to the LBMA p.m. average gold price of $3,432 per ounce (December 31, 2024 - $2,386).
Copper Prices
For the three months ended December 31, 2025, New Gold’s copper revenue per pound10 and average realized copper price per pound1 were $4.96 and $5.08, respectively (December 31, 2024 - $3.96 and
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$4.18, respectively). This compared to the average London Metals Exchange ("LME") copper price of $5.05 per pound (December 31, 2025 - $4.17).
For the year ended December 31, 2025, New Gold’s copper revenue per pound10 and average realized copper price per pound1 were $4.40 and $4.52, respectively (December 31, 2024 - $3.97 and $4.19, respectively). This compared to the average LME copper price of $4.51 per pound (December 31, 2024 - $4.10).
Foreign Exchange Rates
While the Company’s key operations are in Canada, revenue is generated in U.S. dollars. As a result, the Company has foreign currency exposure with respect to costs not denominated in U.S. dollars. New Gold’s operating results and cash flows are influenced by changes in exchange rates against the U.S. dollar. The Company has exposure to the Canadian dollar through New Afton and Rainy River, as well as through corporate administration costs.
The spot Canadian dollar strengthened against the U.S. dollar during the three months and year ended December 31, 2025 when compared to the prior-year period. The strengthening of the Canadian dollar impacts costs in U.S. dollar terms at the Company’s Canadian operations, as a significant portion of operating and capital costs are denominated in Canadian dollars.
For an analysis of the impact of foreign exchange fluctuations on operating costs, refer to the relevant sections for Rainy River and New Afton under the heading “Review of Operating Mines”.
Economic Outlook
The LBMA p.m. gold price increased by 14% during the fourth quarter of 2025, finishing the quarter at $4,368 per ounce. Gold prices rose to new record high prices driven by market expectations for further Federal Reserve rate cuts, robust central bank demand, and heightened geopolitical tensions and global economic uncertainty. Looking forward, persistent geopolitical uncertainty, strong central bank demand and expectations for looser monetary policy may provide further support for gold prices.
Prospects for gold are impacted by several structural factors. Mine supply has been plateauing as high-quality deposits become more difficult to find and more expensive to develop and mine. Economic events can have significant effects on the price of gold, through currency rate fluctuations, the relative strength of the U.S. dollar, gold supply and demand, and other macroeconomic factors, such as interest rates and inflation expectations. Management anticipates that the long-term economic environment should provide support for gold and precious metals, and believes the prospects for the business are favourable.
The LME cash copper price increased by 21% during the fourth quarter of 2025, finishing the quarter at $5.67 per pound. Prices continued to strengthen over the quarter on expectations of monetary policy easing, near-term supply concerns and geopolitical tensions that reinforced strategic demand for critical metals. Over the longer-term, continued growth in the global economy, constrained supply and the global trend towards electrification could increase demand for copper and provide support for copper prices.
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FINANCIAL RESULTS
Summary of Financial Results

	Three months ended December 31		Year ended December 31		Year ended December 31
(in millions of U.S. dollars, except where noted)	2025	2024	2025	2024	2023
FINANCIAL RESULTS
Revenues	496.1	262.2	1,476.1	924.5	786.5
Operating expenses	110.8	112.4	456.4	436.3	450.4
Depreciation and depletion	42.3	56.7	235.0	247.5	234.2
Revenue less cost of goods sold	343.0	93.1	784.7	240.7	101.9
Corporate administration	6.1	8.2	24.6	24.9	24.5
Corporate restructuring	—	—	3.3	—	—
Share-based payment expenses	43.4	0.5	64.0	13.7	5.4
New Afton free cash flow interest expense	—	—	2.8	—	—
Asset impairment reversal	(501.4)	—	(501.4)	—	—
Exploration and business development	12.9	7.2	41.1	19.8	10.2
Earnings (loss) from operations	782.0	77.2	1,150.3	182.3	61.8
Finance income	1.4	1.3	5.4	6.9	7.5
Finance costs	(7.2)	(9.6)	(44.3)	(17.1)	(13.2)
Transaction costs	(13.1)	—	(13.1)	—	—
Other gains and losses
Gain (loss) on foreign exchange	(3.0)	10.5	(8.0)	13.0	(3.1)
Loss on disposal of assets	(0.9)	—	(1.0)	(1.3)	(0.3)
Gain (loss) on revaluation of investments	(0.3)	(1.7)	2.1	(0.9)	(4.4)
Unrealized loss on revaluation of non-current derivative financial liabilities	(65.4)	(6.2)	(140.7)	(130.6)	(108.2)
Gain on extinguishment of New Afton free cash flow interest obligation	—	—	—	42.3	—
Gain (loss) on foreign exchange derivative	2.5	(6.8)	5.9	(9.3)	3.0
Gain (loss) on fuel hedge swap contracts	(0.4)	0.6	(0.4)	1.1	(1.4)
Gain (loss) on revaluation of gold prepayment	(9.2)	—	(35.6)	—	—
Revaluation of CSP's reclamation and closure cost obligation	—	—	—	—	(0.5)
Other	(0.1)	(0.7)	(2.2)	(3.2)	(0.4)
Earnings (loss) before taxes	686.3	64.6	918.4	83.2	(59.2)
Income tax (expense) recovery	(22.6)	(9.5)	(60.5)	19.4	(5.3)
Net earnings	663.7	55.1	857.9	102.6	(64.5)
Adjusted net earnings(1)	260.3	59.1	561.5	153.4	48.4

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Revenue
For the three months and year ended December 31, 2025, the increase in revenue relative to the prior-year periods was due to higher metal prices and higher gold sales volume, partially offset by lower copper sales volume.
Operating expenses
For the three months ended December 31, 2025, operating expenses were relatively consistent when compared with the prior-year period. For the year ended December 31, 2025, operating expenses were higher than the prior-year period due to higher gold production, partially offset by an inventory write-up of low grade stockpile. For further information, please refer to the "Review of Operating Mines" section of this MD&A.
Depreciation and depletion
For the three months and year ended December 31, 2025, depreciation and depletion decreased when compared to the prior-year period due to an inventory write-up at Rainy River, partially offset by higher gold production.
Revenue less cost of goods sold
For the three months and year ended December 31, 2025, revenue less costs of goods sold increased when compared to the prior-year periods primarily due to higher revenue.
Corporate administration
For the three months and year ended December 31, 2025, corporate administration was relatively consistent when compared to the prior-year periods.
Share-based payment expenses
For the three months and year ended December 31, 2025, share-based payment expenses were $43.4 million and $64.0 million, respectively, impacted by an increase in the Company's share price and certain PSU grants that were modified to be cash-settled instead of equity-settled.
New Afton free cash flow interest expense
For the three months and year ended December 31, 2025, New Afton free cash flow interest expense represents the Company's obligation to Ontario Teachers' Pension Plan ("Ontario Teachers") for its 19.9% New Afton free cash flow interest. The Company acquired this interest in New Afton's free cash flow in May 2025. The Company’s obligation to Ontario Teachers for 19.9% of New Afton’s free cash flow accrued from January through April 2025 will be paid in the first quarter of 2026.
Asset impairment reversal
For the three months and year ended December 31, 2025, the Company recorded a pre-tax impairment reversal of $501.4 million for the Rainy River CGU associated with the Transaction. For further details please refer to Note 9 of the consolidated financial statements.
Exploration and business development
For the three months and year ended December 31, 2025, exploration and business development expenses increased when compared to the prior-year periods due to increased exploration activity at New Afton and Rainy River.
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Finance income
For the three months and year ended December 31, 2025, finance income was relatively consistent when compared to the prior-year periods.
Finance costs
For the three months ended December 31, 2025, finance costs decreased compared to the prior-year period due to less interest expense as a result of the redemption of 2027 Unsecured Notes and repayment of the amount drawn on the revolving credit facility earlier in the year. For the year ended December 31, 2025, finance costs increased compared to the prior-year period, primarily related to lower capitalized interest costs due to commercial production at New Afton's C-Zone and the redemption of the 2027 Unsecured Notes.
Transaction costs
For the three months and year ended December 31, 2025, transaction costs represent the costs associated with the Transaction with Coeur as outlined in the "Corporate Developments" section on page 7 of this MD&A.
Other gains and losses
Foreign exchange
Movements in foreign exchange are primarily due to the revaluation of monetary assets and liabilities as at the balance sheet date, and the appreciation or depreciation of the Canadian dollar when compared to the U.S. dollar for the three months and year ended December 31, 2025.
Rainy River Gold stream obligation
For the three months and year ended December 31, 2025, the Company recorded an unrealized loss on the revaluation of the Rainy River gold stream obligation derivative instrument of $65.4 million and $140.7 million, respectively, primarily driven by higher metal prices.
Foreign exchange derivatives
For the three months and year ended December 31, 2025, the Company recorded a gain on foreign exchange derivatives, associated with changes in forward prices on the Company's foreign exchange contracts.

Fuel hedge swap contracts
For the three months and year ended December 31, 2025, the Company recorded a loss on fuel hedge derivatives, associated with changes in fuel prices on the Company's fuel hedge swap contracts.

Gain (loss) on revaluation of gold prepayment
For the three months and year ended December 31, 2025, the Company recorded an unrealized loss associated with the gold prepayment liability as a result of higher metal prices.

The Other Gains and Losses listed above are added back for the purposes of calculating adjusted net earnings1. Adjusted net earnings1 is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. Please refer to the "Non-GAAP Financial Performance Measures" section starting on page 26 of this MD&A for more details about adjusted net earnings.
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Income tax
The current and prior-year income tax (expense) recovery relates primarily to current and deferred mineral taxes. Income tax expense for the three months and year ended December 31, 2025 increased primarily due to an increase in revenue and the impairment reversal at Rainy River.
On an adjusted net earnings1 basis, the adjusted income tax expense1 for the three months and year ended December 31, 2025 was $14.5 million and $56.9 million, respectively, compared to an adjusted income tax expense of $9.8 million and $18.7 million in the prior-year. Adjusted income tax expense1 excludes the tax impact of other gains and losses, transaction costs, and the asset impairment reversal on the consolidated income statement. Adjusted income tax expense1 is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. Please refer to the “Non-GAAP Financial Performance Measures” section on page 26 of this MD&A for more details.
Net earnings
For the three months and year ended December 31, 2025, there was an increase in net earnings compared to the prior-year periods, largely due to an increase in revenue and asset impairment reversal, partially offset by the loss on derivative financial liabilities due to higher gold prices.

Adjusted net earnings1
Net earnings have been adjusted for Other Gains and Losses, Loss on Repayment of Long-term Debt, and Corporate Restructuring on the consolidated income statement. Key elements in Other Gains and Losses are the fair value changes for the gold stream obligation, unrealized loss on the gold prepayment liability, foreign exchange gains/loss, gain on the extinguishment of the New Afton free cash flow interest obligation, and gain/loss on foreign exchange derivative. The adjusted entries are also impacted by tax expenses to the extent that the underlying entries are impacted for tax in the unadjusted net earnings. Adjusted net earnings1 is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. Please refer to the "Non-GAAP Financial Performance Measures" section of this MD&A for more details.
For the three months and year ended December 31, 2025, adjusted net earnings1 increased compared to the prior-year period primarily due to higher revenue.
For further information on the Company’s liquidity and cash flow position, please refer to the “Liquidity and Cash Flow” section of this MD&A.

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Key Quarterly Operating and Financial Information
Selected financial and operating information for the current and previous quarters is as follows:

(in millions of U.S. dollars, except where noted)	Q4 2025	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023
OPERATING INFORMATION
Gold production from operations (ounces)(4)	107,778	115,213	78,595	52,186	80,438	78,369	68,598	70,898	79,187
Gold sales from operations (ounces)(4)	104,886	117,481	75,596	52,164	77,281	81,791	67,697	70,077	77,870
Revenue	496.1	462.5	308.4	209.1	262.2	252.0	218.2	192.1	199.2
Net earnings (loss)	663.7	142.3	68.6	(16.7)	55.1	37.9	53.1	(43.5)	(27.4)
Per share:
Basic ($)	0.84	0.18	0.09	(0.02)	0.07	0.05	0.07	(0.06)	(0.04)
Diluted ($)	0.84	0.18	0.09	(0.02)	0.07	0.05	0.07	(0.06)	(0.04)

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REVIEW OF OPERATING MINES
New Afton Mine, British Columbia, Canada
The New Afton mine is located in South-Central British Columbia near Kamloops, a city of approximately 100,000 people. A summary of New Afton’s operating results is provided below.

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars, except where noted)	2025	2024	2025	2024
OPERATING INFORMATION
Ore mined (thousands of tonnes)	1,006	1,092	4,309	3,871
Waste mined (thousands of tonnes)	20	2	36	15
Ore processed (thousands of tonnes)[13]	1,008	1,213	4,422	4,187
Average grade:
Gold (grams/tonne)	0.47	0.58	0.52	0.61
Copper (%)	0.54	0.62	0.57	0.65
Recovery rate (%):
Gold	87	85	86	87
Copper	92	87	89	89
Gold (ounces)(4):
Produced - New Afton Mine(4)	13,339	19,310	62,945	71,551
Produced - Ore Purchase Agreements(4)(11)	16	342	591	1,058
Produced - Total(4)	13,355	19,652	63,536	72,609
Sold(4)	12,654	18,442	62,693	68,170
Copper (millions of pounds)(4):
Produced(4)	11.0	14.5	50.1	54.0
Sold(4)	10.3	13.6	48.2	50.0
Revenue(10)
Gold ($/ounce)(10)	4,097	2,539	3,353	2,298
Copper ($/pound)(10)	4.96	3.96	4.40	3.97
Average realized price(1):
Gold ($/ounce)(1)	4,197	2,679	3,441	2,424
Copper ($/pound)(1)	5.08	4.18	4.52	4.19
Underground net mining cost per operating tonne mined(1)	18.29	11.94	14.58	16.49
Processing cost per tonne processed(1)	18.31	13.56	15.69	15.30
G&A cost per tonne processed(1)	6.87	4.24	5.87	5.27
Operating expenses ($/oz gold, co-product)(3)(10)	1,101	647	819	707
Operating expenses ($/lb copper, co-product)(3)(10)	3.14	2.04	2.49	2.25
Depreciation and depletion ($/oz gold)(10)	2,204	1,000	1,702	1,057
Cash costs per gold ounce sold (by-product basis)(1)(2)	(427)	(691)	(651)	(479)
Cash costs per gold ounce sold (co-product)(1)(3)	1,118	721	846	778
Cash costs per copper pound sold (co-product)(1)(3)	3.19	2.27	2.57	2.47
All-in sustaining costs per gold ounce sold(by-product basis)(1)(2)	(310)	(540)	(549)	(289)
All-in sustaining costs per gold ounce sold (co-product)(1)(3)	1,153	766	877	835
All-in sustaining costs per copper pound sold (co-product)(1)(3)	3.29	2.42	2.66	2.66
FINANCIAL INFORMATION:
Revenue	105.0	102.0	427.7	358.7
Revenue less cost of goods sold	32.0	43.7	151.4	125.9
Capital expenditures (sustaining capital)(1)(8)	0.8	1.4	3.5	9.2
Capital expenditures (growth capital)(1)(9)	26.3	44.0	104.9	130.8
Total mining interest capital expenditures	27.2	45.4	108.4	139.9
Cash generated from operations	47.1	39.6	243.8	165.2
Free cash flow(1)	19.9	(6.4)	135.2	24.2
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Operating results
Production
Production4 for gold and copper for the three months ended December 31, 2025 was 13,355 ounces of gold (inclusive of ore purchase agreements) and 11.0 million pounds of copper respectively. Production4 for gold and copper for the year ended December 31, 2025 was 63,536 ounces (inclusive of ore purchase agreements) and 50.1 million pounds, achieving the consolidated guidance ranges of 60,000 to 70,000 ounces of gold and 50 to 60 million pounds of copper, respectively. The decrease in gold and copper production4 over the prior-year periods is due to lower grade and recovery as the B3 cave nears exhaustion.
Revenue
For the three months and year ended December 31, 2025, revenue increased when compared to the prior-year period due to higher gold and copper average realized prices.
Revenue less cost of goods sold
For the three months and year ended December 31, 2025, revenue less cost of goods sold increased when compared to the prior-year periods, primarily due to higher revenue.
Operating expenses, depreciation and depletion, total cash costs, all-in sustaining costs, capital expenditures and free cash flow
Operating expenses per gold ounce sold3,10 and per copper pound sold3,10 for the three months and year ended December 31, 2025 increased over the prior-year periods primarily due to lower gold ounces and copper pounds sold.

Underground net mining costs per operating tonne mined1 for the three months ended December 31, 2025 increased over the prior-year period primarily due to lower tonnes mined, and higher underground contractor costs. Underground net mining costs per operating tonne mined for the year ended December 31, 2025 decreased over the prior-year period due to higher tonnes mined.
Processing costs per tonne processed1 for the three months ended December 31, 2025 increased over the prior-year period due to higher maintenance costs and lower tonnes processed. Processing costs per tonne processed1 for the year ended December 31, 2025 increased over the prior-year period due to higher maintenance and consumable costs.
Depreciation and depletion per gold ounce sold10 for the three months and year ended December 31, 2025 increased when compared to the prior-year periods due to capitalization of C-Zone assets and an increase in depreciable asset base associated with the acquisition of the remaining 19.9% free cash flow interest in New Afton from Ontario Teachers.

All-in sustaining costs1 per gold ounce sold (by-product basis)2 for the three months ended December 31, 2025 increased over the prior-year period primarily due to lower sales, and higher cash costs due to lower by-product revenue, higher share-based payments, and higher contractor costs. All-in sustaining costs per gold ounce sold (by-product basis) for the year ended December 31, 2025 decreased over the prior-year period due to lower cash costs driven by higher by-product revenues, and lower treatment/refining costs, and lower sustaining capital expenditures. All-in sustaining costs achieved the low end of the annual guidance range due to favourable by-product prices compared to budget.

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Total capital expenditures for the three months and year ended December 31, 2025 was $27.2 million and $108.4 million, respectively. For the three months and year ended December 31, 2025, total capital expenditures decreased over prior-year periods, due to lower sustaining and growth capital spend. Sustaining capital1 primarily related to machinery, equipment, and working capital. Growth capital1 primarily related to building, infrastructure, vehicles, and working capital. Full year total capital is below the 2025 guidance range of $115 to $135 million.

Cash generated from operations for the three months and year ended December 31, 2025 increased over the prior-year periods primarily due to higher revenue.

Free cash flow1 for the three months and year ended December 31, 2025 was $19.9 million and $135.2 million, respectively, an improvement over the prior-year periods primarily due to higher revenue.
Impact of foreign exchange on operations
New Afton’s operations are impacted by fluctuations in the value of the U.S. dollar against the Canadian dollar. For the three months ended December 31, 2025, the value of the U.S. dollar averaged $1.39 against the Canadian dollar, compared to $1.40 in the prior-year period. This increased total cash costs by $8 per gold ounce sold1 relative to the prior-year period.

For the year ended December 31, 2025, the value of the U.S. dollar averaged $1.40 relative to the Canadian dollar, compared to $1.37 in the prior-year period. This reduced total cash costs by $56 per gold ounce sold1 relative to the prior-year period.

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Rainy River Mine, Ontario, Canada
Rainy River is a gold mine located in Northwestern Ontario, Canada approximately 50 kilometres northwest of Fort Frances, a town of approximately 8,000 people. A summary of Rainy River’s operating results is provided below.

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars, except where noted)	2025	2024	2025	2024
OPERATING INFORMATION
Open Pit
Ore mined (thousands of tonnes)	4,341	2,003	10,331	7,354
Operating waste mined (thousands of tonnes)	1,528	4,956	10,879	19,560
Capitalized waste mined (thousands of tonnes)	1,906	—	10,422	6,720
Waste mined (thousands of tonnes)	3,434	4,956	21,301	26,280
Ratio of waste-to-ore	0.79	2.47	2.06	3.57
Underground
Ore mined (thousands of tonnes)	200	98	549	305
Lateral development (meters)	2,941	1,602	8,662	5,235
Ore processed (thousands of tonnes)	2,436	2,084	9,232	8,990
Average gold grade (grams/tonne)	1.29	0.97	1.05	0.85
Gold recovery rate (%)	94	93	93	92
Gold (ounces)(4):
Produced(4)	94,423	60,786	290,236	225,694
Sold(4)	92,232	58,839	287,434	228,676
Gold Revenue ($/ounce)(10)	4,163	2,662	3,581	2,410
Average gold realized price ($/ounce)(1)	4,163	2,662	3,581	2,410
Open pit net mining cost per operating tonne mined(1)	5.28	5.11	5.23	4.47
Processing cost per tonne processed(1)	10.96	10.35	11.80	10.07
G&A cost per tonne processed(1)	6.81	5.67	6.15	4.62
Operating expenses ($/oz gold)(10)	696	1,233	993	1,205
Depreciation and depletion ($/oz gold)(10)	173	647	452	767
Cash costs per gold ounce sold (by-product basis)(1)(2)	618	1,172	927	1,141
All-in sustaining costs per gold ounce sold (by-product basis)(1)(2)	899	1,358	1,331	1,524
FINANCIAL INFORMATION
Revenue	391.1	160.2	1,048.4	565.8
Revenue less cost of goods sold	311.0	49.4	633.3	114.8
Capital expenditures (sustaining capital)(1)(8)	22.8	8.8	106.0	78.3
Capital expenditures (growth capital)(1)(9)	17.6	21.0	95.9	52.8
Total mining interest capital expenditures	40.3	29.8	202.0	131.1
Cash generated from operations	291.4	77.6	703.5	256.0
Free cash flow(1)	231.9	36.4	446.6	89.7

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Operating results
Production
Gold production4 for the three months ended December 31, 2025 was 94,423 ounces. For the year ended December 31, 2025, gold production was 290,236 ounces, achieving the top end of the production guidance range of 265,000 to 295,000 ounces. Gold production4 over the prior-year periods significantly increased due to higher grade.

Revenue
For the three months and year ended December 31, 2025, revenue increased when compared to the prior-year period due to higher average realized price and higher sales volume.

Revenue less cost of goods sold
For the three months and year ended December 31, 2025, revenue less cost of goods sold increased when compared to the prior-year periods primarily due to higher revenue.
Operating expenses, depreciation and depletion, total cash costs, all-in sustaining costs, capital expenditures and free cash flow
Operating expense per gold ounce sold10 for the three months and year ended December 31, 2025 decreased over the prior-year periods due to higher sales volumes and a stockpile inventory write-up of $23.4 million and $34.2 million for the three months and year ended December 31, 2025, respectively, partially offset by higher underground and camp costs as underground mining continues to ramp up.

Open pit net mining costs per operating tonne mined1 for the three months and year ended December 31, 2025 increased over the prior-year periods due to lower tonnes mined.
Processing costs per tonne processed1 for the three months and year ended December 31, 2025 increased when compared to the prior-year periods due to an increase in milling costs primarily driven by higher electricity and contractor costs.
Depreciation and depletion per gold ounce sold10 for the three months and year ended December 31, 2025 decreased when compared to the prior-year periods due to higher sales volume.
All-in sustaining costs1 per gold ounce sold (by-product basis)2 for the three months ended December 31, 2025 decreased over the prior-year period primarily due to higher sales volumes and the stockpile inventory write-up, partially offset by an increase in share-based payments. All-in sustaining costs1 per gold ounce sold (by-product basis)2 for the year ended December 31, 2025 decreased over the prior-year period primarily due to higher sales volumes and the stockpile inventory write-up, partially offset by higher underground costs, higher sustaining capital from capitalized waste stripping and an increase in share-based payments. All-in sustaining costs achieved the annual guidance range as higher volumes and the stockpile inventory write up was partially offset by higher underground mining costs and other business improvement initiatives.
Total capital expenditures for the three months and year ended December 31, 2025 increased over the prior-year periods due to higher sustaining and growth capital spend. Sustaining capital1 primarily related to open pit stripping and tailings dam raise. Growth capital1 primarily related to growth mine development and machinery and equipment. Full year total capital is above the 2025 guidance range of $155 to $180 million.
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Cash generated from operations for the three months and year ended December 31, 2025 increased when compared to the prior-year periods primarily due to an increase in revenue.
Free cash flow1 for the three months and year ended December 31, 2025 was $231.9 million and $446.6 million, respectively (net of stream payments of $18.3 million and $51.2 million, respectively), a record quarterly free cash flow and significant improvement over the prior-year periods primarily due to higher revenue.
Impact of foreign exchange on operations
Rainy River’s operations are impacted by fluctuations in the value of the U.S. dollar relative to the Canadian dollar. For the three months ended December 31, 2025, the value of the U.S. dollar averaged $1.39 against the Canadian dollar, when compared to $1.40 in the prior-year period. This increased total cash costs by $2 per gold ounce sold1 relative to the prior-year period.
For the year ended December 31, 2025, the value of the U.S. dollar averaged $1.40 against the Canadian dollar, when compared to $1.37 in the prior-year period. This reduced total cash costs by $20 per gold ounce sold1 relative to the prior-year period.

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FINANCIAL CONDITION REVIEW
Balance Sheet Review

	As at December 31	As at December 31
(in millions of U.S. dollars)	2025	2024
BALANCE SHEET INFORMATION
Cash and cash equivalents	330.1	105.2
Other current assets	185.8	168.9
Non-current assets	2,663.8	1,729.7
Total assets	3,179.7	2,003.8

Current liabilities	391.9	196.6
Non-current liabilities excluding long-term debt	481.6	357.9
Long-term debt	394.2	397.0
Total liabilities	1,267.7	951.5
Total equity	1,912.0	1,052.3
Total liabilities and equity	3,179.7	2,003.8
Assets
Cash and cash equivalents
Cash and cash equivalents increased compared to the prior-year period primarily due to cash flow generated from operations, partially offset by the net cash paid for the acquisition of the 19.9% free cash flow interest in New Afton from Ontario Teachers.
Other current assets
Other current assets primarily consist of trade and other receivables, inventories, investments, and prepaid expenses. Other current assets increased when compared to the prior-year period primarily due to an increase in inventories.
Non-current assets
Non-current assets primarily consist of mining interests, which include the Company’s mining properties, development projects and property, plant and equipment, as well as non-current inventories and deferred tax assets. Non-current assets increased relative to the prior-year period due to the acquisition of Ontario Teachers 19.9% free cash flow interest in New Afton, which resulted in the addition of mineral interest.
Current liabilities
Current liabilities consist primarily of trade and other payables, current debt and the gold prepayment liability. Current liabilities increased relative to the prior-year period primarily due to the gold prepayment financing.

Non-current liabilities excluding long-term debt
Non-current liabilities excluding long-term debt consists primarily of reclamation and closure cost obligations, non-current derivative obligations, and deferred tax liabilities.
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The Company's non-current derivative obligations reflect the Rainy River gold stream obligation. The Rainy River gold stream obligation has increased from the prior-year period primarily due to higher metal prices, partially offset by settlements.
The Company’s asset retirement obligations consist of reclamation and closure costs for Rainy River and New Afton. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing monitoring, and other costs. The long-term discounted portion of the liability as at December 31, 2025 was $130.4 million, which increased compared to $117.8 million as at December 31, 2024 primarily driven by the change in foreign exchange rates.
The deferred income tax liability increased from $55.6 million as at December 31, 2024 to $121.9 million at December 31, 2025 primarily due to the tax impact of higher revenue.
Long-term debt and other financial liabilities containing financial covenants
Long-term debt includes the 2032 Unsecured Notes and the Company's revolving Credit Facility (each as defined below).

Senior Unsecured Notes - due April 1, 2032
On March 18, 2025, the Company issued $400.0 million of senior unsecured notes ("2032 Unsecured Notes") for net cash proceeds of $393.7 million after transaction costs. The face value of the 2032 Unsecured Notes is $400.0 million. The 2032 Unsecured Notes are denominated in U.S. dollars and bear interest at the rate of 6.875% per annum. Interest is payable in arrears in equal semi-annual installments on April 1 and October 1 of each year.

The Company incurred initial transaction costs of $6.3 million, which have been offset against the carrying amount of the 2032 Unsecured Notes and are being amortized to net earnings using the effective interest method.

The 2032 Unsecured Notes are subject to a minimum interest coverage incurrence covenant of earnings before interest, taxes, depreciation, amortization, impairment and other non-cash adjustments to interest of 2:1. The test is applied on a pro-forma basis prior to the Company incurring additional debt, entering into business combinations or acquiring significant assets, or certain other corporate actions. There are no maintenance covenants.
Senior Unsecured Notes - due July 15, 2027
During the year ended December 31, 2025, the Company redeemed the full amount of the $400.0 million outstanding senior unsecured notes that matured and would have become due and payable on July 15, 2027 (the "2027 Unsecured Notes"). On March 18, 2025, the Company completed a partial redemption of $288.8 million and then on July 15, 2025, the Company completed the redemption of the remaining $111.2 million. The Company recognized a loss on repayment of long-term debt of $5.1 million, primarily comprised of a $2.6 million tender offer premium and the de-recognition of deferred financing charges associated with the 2027 Unsecured Notes.

Credit Facility
On December 31, 2024, the Company held a revolving credit facility (the “Credit Facility”) with a maturity date of December 2026 and a borrowing limit of $400.0 million. In March 2025, the Company entered into an amended and restated credit agreement with a syndicate of financial institutions which extended the
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maturity date to March 2029. The borrowing limit remains at $400.0 million with an option to increase the limit up to $500.0 million through an accordion feature.

The accordion feature permits the Company to request that the aggregate principal amount of the credit limit be increased by up to a maximum of an additional $100.0 million if approved by one or more members of the credit facility syndicate. This feature provides the Company with flexibility to access additional funding if needed. As at December 31, 2025, the Company had not exercised the accordion feature.
The Credit Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales, and liens. The Credit Facility contains three covenant tests all of which are measured on a rolling four-quarter basis at the end of every quarter:
•The minimum interest coverage ratio, being earnings before interest, taxes, depreciation, amortization, exploration, impairment, and other non-cash adjustments (“Adjusted EBITDA”) to interest;
•The maximum net debt to Adjusted EBITDA ratio (“Leverage Ratio”); and
•The maximum gross secured debt to Adjusted EBITDA (“Secured Leverage Ratio”).

Significant financial covenants are as follows:

		Twelve months ended December 31	Twelve months ended December 31
Financial Covenant		2025	2024
FINANCIAL COVENANTS
Minimum interest coverage ratio (Adjusted EBITDA to interest)	> 3.0 : 1.0	23.6 : 1	11 : 1
Maximum leverage ratio (net debt to Adjusted EBITDA)	<4.5 : 1.0	0.3 : 1	1.1 : 1
Maximum secured leverage ratio (secured debt to Adjusted EBITDA)	<2.0 : 1.0	0.0 : 1	0.1 : 1
The interest margin on drawings under the Credit Facility ranges from 1.00% to 3.25% over term-adjusted SOFR, the Prime Rate or the Base Rate based on the Company’s Leverage Ratio, and the currency and type of credit selected by the Company. Based on the Company’s Leverage Ratio, the rate is 2.00% over term-adjusted SOFR as at December 31, 2025 (December 31, 2024 – 2.50% over term-adjusted SOFR). The standby fees on undrawn amounts under the Credit Facility range from 0.45% to 0.73% over SOFR, depending on the Company’s Leverage Ratio. Based on the Company’s Leverage Ratio, the rate is 0.45% over SOFR as at December 31, 2025 (December 31, 2024 – 0.56% over SOFR).
In May 2025, $150.0 million was drawn under the Credit Facility, and the balance was repaid during the year ended December 31, 2025. The draw was used to partially fund the acquisition of the remaining 19.9% free cash flow interest in New Afton from Ontario Teachers (Note 8). The Credit Facility has also been used to issue letters of credit amounting to $27.8 million (December 31, 2024 - $23.3 million). Letters of credit relate to reclamation bonds, and other financial assurances required with various government agencies.
Liquidity and Cash Flow
As at December 31, 2025, the Company had cash and cash equivalents of $330.1 million compared to $105.2 million as at December 31, 2024. The Company’s investment policy is to invest its surplus funds in permitted investments consisting of treasury bills, bonds, notes and other evidences of indebtedness of
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Canada, the U.S. or any of the Canadian provinces with a minimum credit rating of R-1 mid from DBRS or an equivalent rating from Standard & Poor’s or Moody’s and with maturities of 12 months or less at the original date of acquisition. In addition, the Company is permitted to invest in Bearer Deposit Notes, Term Deposits and other evidences of indebtedness of certain financial institutions. All investments must have a maximum term to maturity of 12 months and the average term will generally range from 7 days to 90 days. As per the investment policy, the Company is not permitted to make investments in asset-backed commercial paper.
The Company’s liquidity is impacted by several factors which include, but are not limited to, gold and copper production, gold and copper market prices, capital expenditures, operating costs, interest rates and foreign exchange rates. These factors are monitored by the Company on a regular basis and will continue to be reviewed.
The Company’s cash flows from operating, investing and financing activities, as presented in the consolidated statements of cash flows, are summarized in the following table for the three months and year ended December 31, 2025 and December 31, 2024:

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars, except where noted)	2025	2024	2025	2024
CASH FLOW INFORMATION
Cash generated from operating activities	326.9	109.6	898.0	392.8
Cash used in investing activities	(66.1)	(73.4)	(580.8)	(263.4)
Cash used in financing activities	(54.4)	(62.2)	(93.4)	(207.8)
Effect of exchange rate changes on cash and cash equivalents	0.4	(1.4)	1.1	(1.9)
Change in cash and cash equivalents	206.8	(27.4)	224.9	(80.3)
Operating Activities
The cash generated by operations is highly dependent on metal prices, including gold and copper, as well as other factors, including the Canadian/U.S. dollar exchange rate. For the three months and year ended December 31, 2025, the increase in cash generated from operating activities was primarily due to higher revenue.

Investing Activities
Cash used in investing activities is primarily for the continued capital investment in the Company’s operating mines and development projects. For the three months ended December 31, 2025, cash used in investing activities stayed relatively consistent compared to the prior-year period. For the year ended December 31, 2025, cash used in investing activities increased compared to the prior-year period primarily due to the re-acquisition of the 19.9% free cash flow interest in New Afton.
The following table summarizes the capital expenditures (mining interests per the consolidated statement of cash flows) for the three months and year ended December 31, 2025:
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	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars)	2025	2024	2025	2024
CAPITAL EXPENDITURES BY SITE
Rainy River	40.4	29.8	202.0	131.1
New Afton	27.1	45.4	108.4	139.9
Other	—	0.1	—	0.1
Capital expenditures	67.5	75.3	310.4	271.1
Financing Activities
For the three months and year ended December 31, 2025, cash used in financing activities was $54.4 million and $93.4 million, respectively. For the three months ended December 31, 2025, cash used in financing activities stayed relatively consistent compared to the prior-year period. For the year ended December 31, 2025, cash used in financing activities decreased compared to the prior-year period primarily due to the settlement of the New Afton Free Cash Flow obligation in the prior-year period.
The Company’s cash and cash equivalents balance as at December 31, 2025 of $330.1 million, together with $372.2 million available for drawdown under the Credit Facility as at December 31, 2025 provided the Company with $702.3 million of liquidity.
Assuming the stability of prevailing commodity prices and exchange rates, and operations performing in accordance with mine plans, the Company believes it has adequate liquidity to implement its operational plan and will be able to repay future indebtedness from internally generated cash flow. Additionally, the Company has a strong liquidity position, which management expects to be more than adequate to fund its business objectives.
Commitments
The Company has entered into a number of contractual commitments for capital items relating to operations and development. At December 31, 2025, these commitments totaled $27.2 million. This compares to commitments of $63.7 million as at December 31, 2024. Certain contractual commitments may contain cancellation clauses; however, the Company discloses its commitments based on management’s intention to fulfill the contracts.

Contingencies
In assessing the loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. If the assessment of a contingency suggests that a loss is probable, and the amount can easily be estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of the loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the Company discloses the nature of the guarantees. If the Company is unable to resolve these disputes favourably, it may have a material adverse impact on its financial condition, cash flow and results of operations. As at December 31, 2025, there were no contingent losses recorded.

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Related Party Transactions
The Company did not enter into any reportable related party transactions during the three months and year ended December 31, 2025.
Off-Balance Sheet Arrangements
The Company did not have any off-balance sheet arrangements during the three months and year ended December 31, 2025.
Outstanding Shares
As at March 19, 2026, there were 791.9 million common shares of the Company issued and outstanding. The Company had 0.1 million stock options outstanding under its stock option plan and 3.9 million performance share units outstanding under its long term incentive plan, exercisable for up to an additional 0.1 million common shares and up to an additional 3.9 million common shares, respectively.

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NON-GAAP FINANCIAL PERFORMANCE MEASURES
The Company has included certain non-GAAP financial performance measures in this MD&A. These measures are not defined under IFRS Accounting Standards and should not be considered in isolation. The Company has disclosed the following:
▪"Cash costs per gold ounce sold"
▪"Sustaining capital and sustaining leases"
▪"Growth capital"
▪"All-in sustaining costs per gold ounce sold" ("AISC")
▪"Adjusted net earnings (loss)", "adjusted net earnings (loss) per share", "adjusted income tax expense (recovery)"
▪"Cash generated from operations, before changes in non-cash operating working capital"
▪"Free cash flow"
▪"Average realized price per gold ounce or copper pound sold"
▪"Open pit net mining costs per operating tonne mined"
▪"Underground net mining costs per operating tonne mined"
▪"Processing costs per tonne processed"
▪"G&A costs per tonne processed"

Cash Costs per Gold Ounce sold
"Cash costs per gold ounce sold" is a common non-GAAP financial performance measure used in the gold mining industry but does not have any standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. New Gold reports cash costs on a sales basis and not on a production basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS Accounting Standards, this measure, along with sales, is a key indicator of the Company’s ability to generate operating earnings and cash flow from its mining operations. This measure allows investors to better evaluate corporate performance and the Company's ability to generate liquidity through operating cash flow to fund future capital exploration and working capital needs.
This measure is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. This measure is not necessarily indicative of cash generated from operations under IFRS Accounting Standards or operating costs presented under IFRS Accounting Standards.
Cash costs figures are calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Cash costs include mine site operating costs such as mining, processing and administration costs, royalties, and production taxes, but are exclusive of amortization, reclamation, capital and exploration costs and net of by-product revenue. Cash costs are then divided by gold ounces sold to arrive at the cash costs per gold ounce sold.
The Company produces copper and silver as by-products of its gold production. The calculation of cash costs per gold ounce for Rainy River is net of by-product silver sales revenue, and the calculation of cash costs per gold ounce sold for New Afton is net of by-product copper and silver sales revenue. New Gold
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notes that in connection with New Afton, the by-product revenue is sufficiently large to result in negative cash costs on a single mine basis. Notwithstanding this by-product contribution, as a Company focused on gold production, New Gold aims to assess the economic results of its operations in relation to gold, which is the primary driver of New Gold’s business. New Gold believes this metric is of interest to its investors, who invest in the Company primarily as a gold mining Company. To determine the relevant costs associated with gold only, New Gold believes it is appropriate to reflect all operating costs, as well as any revenue related to metals other than gold that are extracted in its operations.
To provide additional information to investors, New Gold has also calculated New Afton's cash costs on a co-product basis, which removes the impact of copper sales that are produced as a by-product of gold production and apportions the cash costs to each metal produced by 30% gold, 70% copper, and subsequently divides the amount by the total gold ounces, or pounds of copper sold, as the case may be, to arrive at per ounce or per pound figures. Unless indicated otherwise, all cash cost information in this MD&A is net of by-product sales.
Sustaining Capital and Sustaining Lease
"Sustaining capital" and "sustaining lease" are non-GAAP financial performance measures that do not have any standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. New Gold defines "sustaining capital" as net capital expenditures that are intended to maintain operation of its gold producing assets. Similarly, a "sustaining lease" is a lease payment that is sustaining in nature. To determine "sustaining capital" expenditures, New Gold uses cash flow related to mining interests from its consolidated statement of cash flows and deducts any expenditures that are capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will significantly increase production. Management uses "sustaining capital" and "sustaining lease" to understand the aggregate net result of the drivers of all-in sustaining costs other than cash costs. These measures are intended to provide additional information only and should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS Accounting Standards.
Growth Capital
"Growth capital" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. New Gold considers non-sustaining capital costs to be “growth capital”, which are capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will significantly increase production. To determine "growth capital" expenditures, New Gold uses cash flow related to mining interests from its consolidated statement of cash flows and deducts any expenditures that are capital expenditures that are intended to maintain operation of its gold producing assets. Management uses "growth capital" to understand the cost to develop new operations or related to major projects at existing operations where these projects will significantly increase production. This measure is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards.
All-in Sustaining Costs per Gold Ounce Sold
“All-in sustaining costs per gold ounce sold” or ("AISC") is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS Accounting Standards and therefore may not
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be comparable to similar measures presented by other issuers. New Gold calculates "all-in sustaining costs per gold ounce sold" based on guidance announced by the World Gold Council (“WGC”) in September 2013. The WGC is a non-profit association of the world’s leading gold mining companies established in 1987 to promote the use of gold to industry, consumers and investors. The WGC is not a regulatory body and does not have the authority to develop accounting standards or disclosure requirements. The WGC has worked with its member companies to develop a measure that expands on IFRS Accounting Standards measures to provide visibility into the economics of a gold mining company. Current IFRS Accounting Standards measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. New Gold believes that "all-in sustaining costs per gold ounce sold" provides further transparency into costs associated with producing gold and will assist analysts, investors, and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. In addition, the Human Resources and Compensation Committee of the Board of Directors uses "all-in sustaining costs", together with other measures, in its Company scorecard to set incentive compensation goals and assess performance.
"All-in sustaining costs per gold ounce sold" is intended to provide additional information only and does not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The measure is not necessarily indicative of cash flow from operations under IFRS Accounting Standards or operating costs presented under IFRS Accounting Standards.
New Gold defines all-in sustaining costs per gold ounce sold as the sum of cash costs, net capital expenditures that are sustaining in nature, corporate general and administrative costs, sustaining leases, capitalized and expensed exploration costs that are sustaining in nature, and environmental reclamation costs, all divided by the total gold ounces sold to arrive at a per ounce figure. To determine sustaining capital expenditures, New Gold uses cash flow related to from its consolidated statement of cash flows and deducts any expenditures that are non-sustaining (growth). Capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will significantly benefit the operation are classified as growth and are excluded. The definition of sustaining versus non-sustaining is similarly applied to capitalized and expensed exploration costs. Exploration costs to develop new operations or that relate to major projects at existing operations where these projects are expected to significantly benefit the operation are classified as non-sustaining and are excluded.
Costs excluded from all-in sustaining costs per gold ounce sold are non-sustaining capital expenditures, non-sustaining lease payments and exploration costs, financing costs, tax expense, and transaction costs associated with mergers, acquisitions and divestitures, and any items that are deducted for the purposes of adjusted earnings.
To provide additional information to investors, the Company has also calculated all-in sustaining costs per gold ounce sold on a co-product basis for New Afton, which removes the impact of other metal sales that are produced as a by-product of gold production and apportions the all-in sustaining costs to each metal produced on a percentage of revenue basis, and subsequently divides the amount by the total gold ounces or pounds of copper sold, as the case may be, to arrive at per ounce or per pound figures. By
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including cash costs as a component of all-in sustaining costs, the measure deducts by-product revenue from gross cash costs.
Cash Costs and All-in Sustaining Costs per Gold Ounce Reconciliation Tables
The following tables reconcile each of the non-GAAP financial performance measures described above to the most directly comparable IFRS Accounting Standards measure on an aggregate and mine-by-mine basis.

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars, except where noted)	2025	2024	2025	2024
CONSOLIDATED OPEX, CASH COST AND AISC RECONCILIATION
Operating expenses	110.8	112.4	456.4	436.3
Treatment and refining charges on concentrate sales	2.6	5.7	11.3	19.8
By-product silver revenue	(9.1)	(4.7)	(24.6)	(18.5)
By-product copper revenue	(52.5)	(57.1)	(217.7)	(209.4)
Cash costs net of by-product revenue	51.8	56.3	225.4	228.2
Gold ounces sold	104,886	77,281	350,127	296,846
Cash costs per gold ounce sold (by-product basis)(1)	492	728	644	769
Sustaining capital expenditures(1)(6)(8)	23.6	10.3	109.5	87.5
Sustaining exploration - expensed(1)	0.1	0.1	1.9	0.3
Sustaining leases(1)	0.2	0.8	0.8	2.6
Corporate G&A including share-based compensation(7)	49.4	8.4	88.0	37.9
Reclamation expenses	3.7	2.9	13.1	11.2
Total all-in sustaining costs	128.8	78.7	438.7	367.7
Gold ounces sold	104,886	77,281	350,127	296,846
All-in sustaining costs per gold ounce sold (by-product basis)(1)	1,227	1,018	1,253	1,239

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	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars, except where noted)	2025	2024	2025	2024
NEW AFTON CASH COSTS AND AISC RECONCILIATION
Operating expenses	46.5	39.8	171.1	160.7
Treatment and refining charges on concentrate sales	2.6	5.7	11.3	19.8
By-product silver revenue	(1.9)	(1.1)	(5.5)	(3.8)
By-product copper revenue	(52.5)	(57.1)	(217.7)	(209.4)
Cash costs net of by-product revenue	(5.3)	(12.7)	(40.8)	(32.7)
Gold ounces sold	12,654	18,442	62,693	68,170
Cash costs per gold ounce sold (by-product basis)(1)	(427)	(691)	(651)	(479)
Sustaining capital expenditures(1)(6)(8)	0.8	1.4	3.5	9.2
Sustaining leases(1)	—	0.6	0.1	1.1
Reclamation expenses	0.6	0.7	2.8	2.7
Total all-in sustaining costs	(3.9)	(10.0)	(34.4)	(19.7)
Gold ounces sold	12,654	18,442	62,693	68,170
All-in sustaining costs per gold ounce sold (by-product basis)(1)(2)	(310)	(540)	(549)	(289)

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars, except where noted)	2025	2024	2025	2024
RAINY RIVER CASH COSTS AND AISC RECONCILIATION
Operating expenses	64.2	72.6	285.4	275.6
By-product silver revenue	(7.2)	(3.6)	(19.0)	(14.7)
Cash costs net of by-product revenue	57.0	69.0	266.4	260.9
Gold ounces sold	92,232	58,839	287,434	228,676
Cash costs per gold ounce sold (by-product basis)(1)	618	1,172	927	1,141
Sustaining capital expenditures(1)(6)(8)	22.8	8.8	106.0	78.3
Sustaining leases(1)	—	—	—	1.0
Reclamation expenses	3.1	2.2	10.3	8.4
Total all-in sustaining costs	82.9	80.0	382.7	348.6
Gold ounces sold	92,232	58,839	287,434	228,676
All-in sustaining costs per gold ounce sold (by-product basis)(1)(2)	899	1,358	1,331	1,524

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Three months ended December 31, 2025
(in millions of U.S. dollars, except where noted)	Gold	Copper	Total
NEW AFTON CASH COSTS AND AISC RECONCILIATION (ON A CO-PRODUCT BASIS)
Operating expenses	13.9	32.5	46.5
Units of metal sold	12,654	10.3
Operating expenses ($/oz gold or lb copper sold, co-product)(3)(10)	1,101	3.14
Treatment and refining charges on concentrate sales	0.8	1.8	2.6
By-product silver revenue	(0.6)	(1.3)	(1.9)
Cash costs (co-product)(3)	14.1	33.0	47.2
Cash costs per gold ounce sold or lb copper sold (co-product)(1)(3)	1,118	3.19
Sustaining capital expenditures(1)(6)(8)(i)	0.2	0.6	0.8
Sustaining leases(1)	—	—	—
Reclamation expenses	0.2	0.4	0.6
All-in sustaining costs (co-product)(1)(3)	14.5	34.0	48.6
All-in sustaining costs per gold ounce sold or lb copper sold (co-product)(1)(3)	1,153	3.29
(i) Apportioned to each metal produced on a percentage of activity basis. For the above reconciliation table, 30% of operating costs were attributed to gold production and 70% of operating costs were attributed to copper production.

Three months ended December 31, 2024
(in millions of U.S. dollars, except where noted)	Gold	Copper	Total
NEW AFTON CASH COSTS AND AISC RECONCILIATION (ON A CO-PRODUCT BASIS)
Operating expenses	11.9	27.9	39.8
Units of metal sold	18,442	13.6
Operating expenses ($/oz gold or lb copper sold, co-product)(3)(10)	647	2.04
Treatment and refining charges on concentrate sales	1.7	4.0	5.7
By-product silver revenue	(0.3)	(0.8)	(1.1)
Cash costs (co-product)(3)	13.3	31.1	44.3
Cash costs per gold ounce sold or lb copper sold (co-product)(1)(3)	721	2.27
Sustaining capital expenditures(1)(6)(8)(i)	0.4	1.0	1.4
Sustaining leases(1)	0.2	0.4	0.6
Reclamation expenses	0.2	0.5	0.7
All-in sustaining costs (co-product)(1)(3)	14.1	33.0	47.1
All-in sustaining costs per gold ounce sold or lb copper sold (co-product)(1)(3)	766	2.42
(i) Apportioned to each metal produced on a percentage of activity basis. For the above reconciliation table, 30% of operating costs were attributed to gold production and 70% of operating costs were attributed to copper production.

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Year ended December 31, 2025
(in millions of U.S. dollars, except where noted)	Gold	Copper	Total
NEW AFTON CASH COSTS AND AISC RECONCILIATION (ON A CO-PRODUCT BASIS)
Operating expenses	51.3	119.8	171.1
Units of metal sold	62,693	48.2
Operating expenses ($/oz gold or lb copper sold, co-product)(3)(10)	819	2.49
Treatment and refining charges on concentrate sales	3.4	7.9	11.3
By-product silver revenue	(1.7)	(3.9)	(5.6)
Cash costs (co-product)(3)	53.0	123.8	176.8
Cash costs per gold ounce sold or lb copper sold (co-product)(1)(3)	846	2.57
Sustaining capital expenditures(1)(6)(8)(i)	1.0	2.4	3.5
Sustaining leases(1)	—	0.1	0.1
Reclamation expenses	0.8	2.0	2.8
All-in sustaining costs (co-product)(1)(3)	55.0	128.3	183.3
All-in sustaining costs per gold ounce sold or lb copper sold (co-product)(1)(3)	877	2.66
(i) Apportioned to each metal produced on a percentage of activity basis. For the above reconciliation table, 30% of operating costs were attributed to gold production and 70% of operating costs were attributed to copper production.

Year ended December 31, 2024
(in millions of U.S. dollars, except where noted)	Gold	Copper	Total
NEW AFTON CASH COSTS AND AISC RECONCILIATION (ON A CO-PRODUCT BASIS)
Operating expenses	48.2	112.5	160.7
Units of metal sold	68,170	50.0
Operating expenses ($/oz gold or lb copper sold, co-product)(3)(10)	707	2.25
Treatment and refining charges on concentrate sales	5.9	13.8	19.7
By-product silver revenue	(1.1)	(2.6)	(3.7)
Cash costs (co-product)(3)	53.0	123.7	176.7
Cash costs per gold ounce sold or lb copper sold (co-product)(1)(3)	778	2.47
Sustaining capital expenditures(1)(6)(8)(i)	2.7	6.4	9.2
Sustaining leases(1)	0.3	0.8	1.1
Reclamation expenses	0.8	1.9	2.7
All-in sustaining costs (co-product)(1)(3)	56.8	132.8	189.7
All-in sustaining costs per gold ounce sold or lb copper sold (co-product)(1)(3)	835	2.66
(i) Apportioned to each metal produced on a percentage of activity basis. For the above reconciliation table, 30% of operating costs were attributed to gold production and 70% of operating costs were attributed to copper production.
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Sustaining Capital Expenditures Reconciliation Table

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars, except where noted)	2025	2024	2025	2024
TOTAL SUSTAINING CAPITAL EXPENDITURES
Mining interests per consolidated statement of cash flows	67.5	75.3	310.4	271.1
New Afton growth capital expenditures(9)	(26.3)	(44.0)	(104.9)	(130.8)
Rainy River growth capital expenditures(9)	(17.6)	(21.0)	(95.9)	(52.8)
Sustaining capital expenditures	23.6	10.3	109.5	87.5
Open Pit Net Mining Costs per Operating Tonne Mined, Underground Net Mining Costs per Operating Tonne Mined, Processing Costs per Tonne Processed and G&A Cost per Tonne Processed
“Open pit net mining costs per operating tonne mined,” “underground net mining costs per operating tonne mined,” “processing costs per tonne processed” and “G&A cost per tonne processed” are non-GAAP financial performance measures with no standard meaning under IFRS Accounting Standards. "Open pit net mining costs per operating tonne mined", "underground net mining costs per operating tonne mined", "processing costs per tonne processed" and "G&A costs per tonne" are defined as operating expenses less change in inventories, selling costs, royalties and other non production costs, as these costs are not directly related to tonnes mined or milled, and then dividing the residual respective mining, processing or G&A costs by tonnage of ore mined or processed. New Gold believes these non-GAAP financial performance measures provide further transparency and assist analysts, investors and other stakeholders of the Company in assessing the performance of mining operations by eliminating the impact of varying production levels. These measures do not have standardized meanings under IFRS Accounting Standards and may not be comparable to similar measures presented by other mining companies. They should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS Accounting Standards. The following tables reconcile these non-GAAP measures to the most directly comparable IFRS Accounting Standards measures on an aggregate and mine-by-mine basis.
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	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars, except where noted)	2025	2024	2025	2024
NEW AFTON COST PER TONNE
Operating expenses	46.5	39.8	171.1	160.7
Change in inventory, ore purchase costs, selling costs and royalties and other	(2.6)	(4.9)	(12.4)	(10.1)
Production costs	43.9	34.9	158.7	150.6
Underground net mining costs	18.4	13.0	62.8	63.8
Processing costs	18.5	16.6	69.8	64.5
Site G&A costs	6.9	5.2	26.1	22.2
Ore and operating waste tonnes mined (thousands of tonnes)	1,006	1092	4,309	3,871
Ore processed (thousands of tonnes)	1,011	1,228	4,444	4,219
Underground net mining costs per operating tonne mined ($/tonne)	18.29	11.94	14.58	16.49
Processing costs per tonne processed ($/tonne)	18.31	13.56	15.69	15.30
G&A cost per tonne processed ($/tonne)	6.87	4.24	5.87	5.27

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars, except where noted)	2025	2024	2025	2024
RAINY RIVER COST PER TONNE
Operating expenses	64.2	72.6	285.4	275.6
Change in inventory, selling costs and royalties and other	10.0	(3.6)	(8.7)	(23.3)
Production costs	74.2	69.0	276.7	252.3
Open pit net mining costs	31.0	35.6	110.9	120.2
Processing costs	26.7	21.6	108.9	90.6
Site G&A costs	16.6	11.8	56.8	41.5
Ore and operating waste tonnes mined (thousands of tonnes)	5,869	6,959	21,210	26,914
Ore processed (thousands of tonnes)	2,436	2,084	9,232	8,990
Open pit net mining costs per operating tonne mined ($/tonne)	5.28	5.11	5.23	4.47
Processing costs per tonne processed ($/tonne)	10.96	10.35	11.80	10.07
G&A cost per tonne processed ($/tonne)	6.81	5.67	6.15	4.62

Adjusted Net Earnings and Adjusted Net Earnings per Share
“Adjusted net earnings” and “adjusted net earnings per share” are non-GAAP financial performance measures that do not have any standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. Net earnings have been adjusted, including the associated tax impact, for asset impairment (reversal), loss on repayment of long-term debt, corporate restructuring and the group of costs in “Other gains and losses” as per Note 3 of the Company’s consolidated financial statements. Key entries in this grouping are: the fair value changes for the Rainy River gold stream obligation, fair value changes for copper price option contracts, foreign exchange gains/loss, fair value changes in investments and the unrealized gain/loss on the gold prepayment liability. The income tax adjustments reflect the tax impact of the above adjustments and is referred to as "adjusted income tax expense".
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The Company uses "adjusted net earnings" for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the items which have been excluded from the determination of "adjusted net earnings". Consequently, the presentation of "adjusted net earnings" enables investors to better understand the underlying operating performance of the Company's core mining business through the eyes of management. Management periodically evaluates the components of "adjusted net earnings" based on an internal assessment of performance measures that are useful for evaluating the operating performance of New Gold's business and a review of the non-GAAP financial performance measures used by mining industry analysts and other mining companies. "Adjusted net earnings" and "adjusted net earnings per share" are intended to provide additional information only and should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS Accounting Standards. These measures are not necessarily indicative of operating profit or cash flows from operations as determined under IFRS Accounting Standards. The following table reconciles these non-GAAP financial performance measures to the most directly comparable IFRS Accounting Standards measure.

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars, except where noted)	2025	2024	2025	2024
ADJUSTED NET EARNINGS RECONCILIATION
Earnings before taxes	686.3	64.6	918.4	83.2
Other losses	76.8	4.3	179.9	88.9
Asset impairment reversal	(501.4)	—	(501.4)	—
Transaction costs	13.1	—	13.1	—
Loss on repayment of long-term debt	—	—	5.1	—
Corporate restructuring	—	—	3.3	—
Adjusted net earnings before taxes	274.8	68.9	618.4	172.1
Income tax expense	(22.6)	(9.5)	(60.5)	19.4
Income tax adjustments	8.1	(0.3)	3.6	(38.1)
Adjusted income tax expense(1)	(14.5)	(9.8)	(56.9)	(18.7)
Adjusted net earnings(1)	260.3	59.1	561.5	153.4
Adjusted net earnings per share (basic and diluted) ($/share)	0.33	0.07	0.71	0.20
Cash Generated from Operations, before Changes in Non-Cash Operating Working Capital
“Cash generated from operations, before changes in non-cash operating working capital” is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. "Cash generated from operations, before changes in non-cash operating working capital" excludes changes in non-cash operating working capital. New Gold believes this non-GAAP financial measure provides further transparency and assists analysts, investors and other stakeholders of the Company in assessing the Company’s ability to generate cash from its operations before temporary working capital changes.

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Cash generated from operations, before non-cash changes in working capital is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. This measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS Accounting Standards. The following table reconciles this non-GAAP financial performance measure to the most directly comparable IFRS Accounting Standards measure.

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars)	2025	2024	2025	2024
CASH RECONCILIATION
Cash generated from operations	326.9	109.6	898.0	392.8
Change in non-cash operating working capital	(44.1)	16.1	(67.9)	16.0
Cash generated from operations, before changes in non-cash operating working capital	282.8	125.7	830.1	408.8
Free Cash Flow
“Free cash flow” is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. New Gold defines "free cash flow" as cash generated from operations and proceeds of sale of other assets less capital expenditures on mining interests, lease payments, settlement of non-current derivative financial liabilities which include the Rainy River gold stream obligation and the Ontario Teachers free cash flow interest. New Gold believes this non-GAAP financial performance measure provides further transparency and assists analysts, investors and other stakeholders of the Company in assessing the Company's ability to generate cash flow from current operations. "Free cash flow" is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. This measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS Accounting Standards. The following tables reconcile this non-GAAP financial performance measure to the most directly comparable IFRS Accounting Standards measure on an aggregate and mine-by-mine basis.

Three months ended December 31, 2025
(in millions of U.S. dollars)	Rainy River	New Afton	Other	Total
FREE CASH FLOW RECONCILIATION
Cash generated from operations	291.4	47.1	(11.7)	326.8
Less: Mining interest capital expenditures	(40.3)	(27.2)	—	(67.5)
Less: Lease payments	(0.9)	—	(0.2)	(1.1)
Less: Cash settlement of non-current derivative financial liabilities	(18.3)	—	—	(18.3)
Free Cash Flow[1]	231.9	19.9	(11.9)	239.9

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Three months ended December 31, 2024
(in millions of U.S. dollars)	Rainy River	New Afton	Other	Total
FREE CASH FLOW RECONCILIATION
Cash generated from operations	77.6	39.6	(7.7)	109.5
Less: Mining interest capital expenditures	(29.8)	(45.4)	(0.2)	(75.4)
Add: Proceeds of sale from other assets	—	—	—	—
Less: Lease payments	(0.1)	(0.6)	—	(0.7)
Less: Cash settlement of non-current derivative financial liabilities	(11.3)	—	—	(11.3)
Free Cash Flow[1]	36.4	(6.4)	(7.9)	22.1

Year ended December 31, 2025
(in millions of U.S. dollars)	Rainy River	New Afton	Other	Total
FREE CASH FLOW RECONCILIATION
Cash generated from operations	703.5	243.8	(49.2)	898.0
Less: Mining interest capital expenditures	(202.0)	(108.4)	—	(310.4)
Less: Lease payments	(3.7)	(0.1)	(0.6)	(4.5)
Less: Cash settlement of non-current derivative financial liabilities	(51.2)	—	—	(51.2)
Free Cash Flow[1]	446.6	135.2	(49.9)	531.9

Year ended December 31, 2024
(in millions of U.S. dollars)	Rainy River	New Afton	Other	Total
FREE CASH FLOW RECONCILIATION
Cash generated from operations	256.0	165.2	(28.5)	392.8
Less: Mining interest capital expenditures	(131.1)	(139.9)	(0.1)	(271.1)
Add: Proceeds of sale from other assets	—	—	—	—
Less: Lease payments	(1.0)	(1.1)	(0.5)	(2.6)
Less: Cash settlement of non-current derivative financial liabilities	(34.2)	—	—	(34.2)
Free Cash Flow[1]	89.7	24.2	(29.0)	84.9

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Average Realized Price
“Average realized price per ounce of gold sold” is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers, who may calculate this measure differently. Management uses this measure to better understand the price realized in each reporting period for gold sales. “Average realized price per ounce of gold sold” is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The following tables reconcile this non-GAAP financial performance measure to the most directly comparable IFRS Accounting Standards measure on an aggregate and mine-by-mine basis.

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars, except where noted)	2025	2024	2025	2024
TOTAL AVERAGE REALIZED PRICE
Revenue from gold sales	435.8	203.5	1,239.6	707.8
Treatment and refining charges on gold concentrate sales	1.3	2.6	5.6	8.6
Gross revenue from gold sales	437.1	206.1	1,245.2	716.4
Gold ounces sold	104,886	77,281	350,127	296,846
Total average realized price per gold ounce sold ($/ounce)	4,167	2,667	3,556	2,413

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars, except where noted)	2025	2024	2025	2024
NEW AFTON AVERAGE REALIZED PRICE
Revenue from gold sales	51.8	46.8	210.2	156.6
Treatment and refining charges on gold concentrate sales	1.3	2.6	5.6	8.6
Gross revenue from gold sales	53.1	49.4	215.8	165.3
Gold ounces sold	12,654	18,442	62,693	68,170
New Afton average realized price per gold ounce sold ($/ounce)	4,197	2,679	3,441	2,424

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars, except where noted)	2025	2024	2025	2024
RAINY RIVER AVERAGE REALIZED PRICE
Revenue from gold sales	384.0	156.7	1,029.4	551.1
Gold ounces sold	92,232	58,839	287,434	228,676
Rainy River average realized price per gold ounce sold ($/ounce)	4,163	2,662	3,581	2,410

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ENTERPRISE RISK MANAGEMENT AND RISK FACTORS
The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, market risk and other price risks. Where material, these risks are reviewed and monitored by the Board of Directors. The Company determines the fair value of its financial instruments as outlined in Note 21 of the consolidated financial statements. For a comprehensive discussion of other risks facing the Company please refer to the section entitled “Risk Factors” in the Company’s most recent Annual Information Form and for risks related to the Transaction, please refer to the section entitled “Risk Factors” in the Company’s Management Information Circular dated December 19, 2025, both of which are filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

(a) Credit risk
Credit risk is the risk of an unexpected loss if a party to the Company’s financial instruments fails to meet its contractual obligations. The Company’s financial assets are primarily composed of cash and cash equivalents, and trade and other receivables. Credit risk is primarily associated with trade and other receivables; however, it also arises on cash and cash equivalents, foreign exchange forward contracts and fuel hedge swap contracts. To mitigate exposure to credit risk, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness, and to ensure liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk. The Company sells its gold exclusively to large international organizations with strong credit ratings. The historical level of customer defaults is minimal and, as a result, the credit risk associated with gold and copper concentrate trade receivables at December 31, 2025 is not considered to be high.
The Company’s maximum exposure to credit risk is as follows:

	Year ended December 31
(in millions of U.S. dollars)	2025	2024
CREDIT RISK EXPOSURE
Cash and cash equivalents	330.1	105.2
Trade and other receivables	15.2	26.2
Total financial instrument exposure to credit risk	345.3	131.4
A significant portion of the Company’s cash and cash equivalents is held in large Canadian financial institutions. Short-term investments (including those presented as part of cash and cash equivalents) are composed of financial instruments issued by Canadian banks with high investment-grade ratings and the governments of Canada and the U.S.
The Company employs a restrictive investment policy as detailed in the capital risk management section, which is described in Note 19 of the consolidated financial statements.
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The aging of trade and other receivables is as follows:

						As at December 31
(in millions of U.S. dollars)	0-30 days	31-60 days	61-90 days	91-120 days	Over 120 days	2025 Total	2024 Total
AGING TRADE AND OTHER RECEIVABLES
Rainy River	7.1	—	—	—	—	7.1	10.2
New Afton	6.9	—	—	—	—	6.9	16.6
Cerro San Pedro	(0.9)	—	—	—	—	(0.9)	(0.8)
Corporate	2.1	—	—	—	—	2.1	0.2
Total trade and other receivables(1)	15.2	—	—	—	—	15.2	26.2
1.For the year ended December 31, 2025 total trade and other receivables includes expected credit losses of $nil (2024 - $nil).

The Company sells its gold and copper concentrate production from New Afton to three different customers under off-take contracts.
The Company is not economically dependent on a limited number of customers for the sale of its gold and other metals because gold and other metals can be sold through numerous commodity market traders worldwide.
(b) Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage, as outlined in Note 19.

The following table shows the contractual maturities of debt commitments. The amounts presented represent the future undiscounted principal and interest cash flows, and therefore, do not equate to the carrying amounts on the consolidated statements of financial position.

					As at December 31
(in millions of U.S. dollars)	< 1 year	1-3 years	4-5 years	After 5 years	2025 Total	2024 Total
DEBT COMMITMENTS
Trade and other payables	223.9	—	—	—	223.9	139.4
Long-term debt	—	—	—	400.0	400.0	400.0
Interest payable on long-term debt	27.5	55.0	55.0	34.4	171.9	90.0
Gold prepayment obligation	72.5	—	—	—	72.5	—
Rainy River gold stream obligation	89.3	123.0	62.6	57.6	332.5	257.5
Total debt commitments	413.2	178.0	117.6	492.0	1,200.8	886.9

The Company’s future operating cash flow and cash position are highly dependent on metal prices, including gold and copper, as well as other factors. A period of continuous low gold and copper prices may necessitate the deferral of capital expenditures which may impact the timing of development work and project completion, as well as production from mining operations. In addition, in such a price environment, the Company may be required to adopt one or more alternatives to increase liquidity.
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(c) Currency risk
The Company operates in Canada. As a result, the Company has foreign currency exposure with respect to items not denominated in U.S. dollars. The three main types of foreign exchange risk for the Company can be categorized as follows:
(i) Transaction exposure
The Company’s operations sell commodities and incur costs in different currencies. This creates exposure at the operational level, which may affect the Company’s profitability as exchange rates fluctuate. This risk is partially mitigated by the foreign exchange forward contracts entered into throughout 2025. These foreign exchange forward contracts will continue into 2026.
(ii) Exposure to currency risk
The Company is exposed to currency risk through the following assets and liabilities denominated in currencies other than the U.S. dollar: cash and cash equivalents, investments, accounts receivable, accounts payable and accruals, reclamation and closure cost obligations. The Company has worked to manage its currency risk by entering into foreign exchange forward agreements.
The currencies of the Company’s financial instruments and other foreign currency denominated liabilities, based on notional amounts, were as follows:

As at As at December 31
(in millions of U.S. dollars)	2025	2024
CAD EXPOSURE TO CURRENCY RISK
Cash and cash equivalents	36.0	12.3
Trade and other receivables	7.7	4.5
Investments	0.7	5.1
Income tax receivable (payable)	(0.7)	(0.5)
Deferred tax asset	—	8.7
Trade and other payables	(153.2)	(99.8)
Deferred tax liability	(127.8)	(55.6)
Reclamation and closure cost obligations	(130.4)	(117.8)
Share units	(74.1)	(19.8)
Total exposure to currency risk	(441.8)	(262.9)
(iii) Translation exposure
The Company’s operations translate their operating results to U.S. dollars. Therefore, exchange rate movements in the Canadian dollar can have a significant impact on the Company’s consolidated operating results. A 10% strengthening (weakening) of the U.S. dollar against the following currencies would have increased (decreased) the Company’s net earnings from the financial instruments presented by the amounts shown below.

As at Year ended December 31
(in millions of U.S. dollars)	2025	2024
IMPACT OF 10% CHANGE IN FOREIGN EXCHANGE RATES
Canadian dollar	44.2	26.3

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(d) Interest rate risk
Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The majority of the Company’s outstanding debt obligations are fixed and are therefore not exposed to changes in market interest rates.

The Company is exposed to interest rate risk on its cash and cash equivalents. Interest earned on cash and cash equivalents is based on prevailing money market and bank account interest rates which may fluctuate. A 1.0% change in the interest rate would result in a difference of approximately $3.3 million in interest earned by the Company for the year ended December 31, 2025 (2024 - $1.1 million). The Company has not entered into any derivative contracts to manage this risk.
(e) Metal and Input Price Risk
The Company’s earnings, cash flows and financial condition are subject to price risk due to fluctuations in the market price of gold and copper.

For the year ended December 31, 2025, the Company’s revenue and cash flows were impacted by gold prices and copper prices. Metal price declines could cause continued development of, and production from, the Company’s properties to be uneconomic. There is a time lag between the shipment of gold and copper concentrate and final pricing, and changes in pricing can impact the Company’s revenue and working capital position.
Reserve calculations and mine plans using significantly lower gold, silver and copper prices could result in significant reductions in mineral reserve and resource estimates and revisions in the Company’s life-of-mine plans, which in turn could result in material write-downs of its investments in mining properties and increased depletion, reclamation and closure charges. Depending on the price of gold or other metals, the Company may determine that it is impractical to commence or, if commenced, to continue commercial production at a particular site. Metal price fluctuations also create adjustments to the provisional prices of sales made in previous periods that have not yet been subject to final pricing, and these adjustments could have an adverse impact on the Company’s financial results and financial condition. Any of these factors could result in a material adverse effect on the Company’s results of operations and financial condition.
The Company is also subject to price risk for fluctuations in the cost of energy, principally electricity and purchased petroleum products. The Company’s costs are affected by the prices and availability of commodities and other inputs it consumes or uses in its operations. The prices and availability of such commodities and inputs are influenced by inflation and supply and demand trends affecting the mining industry in general and other factors outside the Company’s control. Increases in the price for materials consumed in the Company’s mining and production activities could materially adversely affect its results of operations and financial condition. The Company’s short term exposure to changes in fuel prices have been reduced as the Company entered into fuel hedge swap contracts.
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An increase in gold and copper prices would increase the Company’s net earnings whereas an increase in fuel and electricity prices would decrease the Company’s net earnings and vice versa. A 10% change in commodity prices and fuel and electricity prices would impact the Company’s net earnings as follows:

	Year ended December 31, 2025	Year ended December 31, 2024
(in millions of U.S. dollars)	Net Earnings	Net Earnings
IMPACT OF 10% CHANGE IN COMMODITY PRICES
Gold price	124.5	71.6
Copper price	21.8	21.0
Fuel and electricity price	6.3	5.4
Other Risks
Production Estimates
Forecasts of future production are estimates based on interpretation and assumptions, and actual production may be less than estimated. Unless otherwise noted, the Company’s production forecasts are based on planned production being achieved at all of its mines. The Company’s ability to achieve and maintain full production rates at these mines is subject to a number of risks and uncertainties, the occurrence of any of which could result in delays, slowdowns or suspensions and ultimately, the failure to achieve and maintain full production rates. The Company’s production estimates are dependent on, among other things, the accuracy of Mineral Reserve and Mineral Resource estimates, the accuracy of its life of mine plans, the accuracy of assumptions regarding ore grades and recovery rates, weather conditions and minimizing the impacts of extreme weather events, ground conditions, physical characteristics of ores, such as hardness and the presence or absence of particular metallurgical characteristics, the accuracy of estimated rates and costs of mining and processing, including without limitation, operating expenses, cash costs and all-in sustaining costs, mill availability, reliability of equipment and machinery, the accuracy of assumptions and estimates relating to tailings storage facility capacity, the performance of the processing circuit or other processes, water supply and/or quality, the receipt and maintenance of permits and the availability of a sufficient amount of people to perform the work necessary to maintain production as estimated. The Company’s actual production and other projected economic and operating parameters may not be realized for a variety of reasons, including those identified under the heading “Operating Risks” below. The failure of the Company to achieve its production estimates could have a material adverse effect on the Company’s prospects, results of operations and financial condition.

Cost Estimates
The Company prepares estimates of operating costs, capital costs and closure costs for each operation and project. The Company’s actual costs are dependent on a number of factors, including the exchange rate between the United States dollar and the Canadian dollar, smelting and refining charges, penalty elements in concentrates, royalties, the price of gold and by-product metals, the cost of inputs used in mining operations and production levels.

New Gold’s actual costs may vary from estimates for a variety of reasons, including changing waste-to-ore ratios, ore grade metallurgy, weather conditions, ground conditions, labour and other input costs, commodity prices, general inflationary pressures and currency exchange rates, as well as those risks identified under the heading “Operating Risks” below. Failure to achieve cost estimates or material
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increases in costs could have an adverse impact on New Gold’s future cash flows, profitability, results of operations, ability to execute its strategic plans and financial condition.

Operating Risks
Mining operations generally involve a high degree of risk. The Company’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold, copper and silver including unusual and unexpected ground conditions or geologic formations, seismic activity, fracturing, rock bursts, rock slides, mud rushes, water inflow events, air blasts, cave-ins, slope or pit wall failures, rock falls, flooding, fire, explosions, dust emissions, metal losses, theft, periodic interruption due to inclement or hazardous weather conditions, equipment failure and other conditions that would impact the drilling and removal of material or otherwise impact the safety and efficiency of mine operations and the individuals who work within such mining operations. Block caving activities, including at New Afton, generally result in surface subsidence. The configuration of subsidence expression at surface is thought to be influenced by bedrock and structural geologic features such as weaker rock mass or faults. Subsidence is being monitored and evaluated on an ongoing basis. Surface subsidence or any of the above hazards and risks could result in reduced production, damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. In addition, production may be adversely impacted by theft, fraud or industrial accidents, as well as other potential issues such as actual ore mined varying from estimates of grade or tonnage, dilution, block cave performance and metallurgical or other characteristics, significant increases or decreases in precipitation resulting in an over or under supply of water, treated water quality that is too low to allow for discharge when needed, interruptions in or shortages of electrical power, interruptions in delivery or shortages of required inputs or supplies, labour shortages or strikes, claims by or disagreements with First Nations and other Indigenous groups, restrictions or regulations imposed by government agencies or changes in the regulatory environment. The Company’s milling operations are subject to risks and hazards such as equipment failure, skilled worker shortages or failure of retaining dams around tailings disposal areas, which could lead to environmental pollution and consequent liability, and all of which could result in interruptions to mill availability and impact the Company’s results of operations. In addition, short-term operating factors, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause a mining operation to be unprofitable in any particular accounting period.
The Company’s operations may encounter delays in or losses of production due to the deterioration, malfunction, misuse, breakdown or failure of its mobile or fixed equipment. Further, this equipment may require a long time to procure, build, install or repair due to delays in the delivery or lack of availability of equipment, spare parts or technicians with applicable expertise, which may impede maintenance activities on equipment. In addition, equipment may be subject to aging if not replaced, or through inappropriate use or misuse, or improper or unavailable storage conditions may become obsolete, which could adversely impact the Company’s operations, profitability and financial results.

The occurrence of one or more of these events may result in the death of, or personal injury to, employees, other personnel or third parties, the loss or theft of mining equipment, damage to or destruction of mineral properties or production facilities, monetary losses, deferral or unanticipated fluctuations in production, suspension, curtailment or termination of operations, environmental damage and potential legal liabilities, any of which may adversely affect the Company’s business, reputation, prospects, results of operations and financial condition.

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Permitting Risks
The Company’s operations, development projects, closure sites and exploration activities are subject to receiving and maintaining licenses, permits and approvals, including regulatory relief or amendments, (collectively, “permits”) from appropriate governmental authorities. Before any development on any of its properties, the Company must receive numerous permits, and continued operations at the Company’s mines are also dependent on maintaining, complying with and renewing required permits or obtaining additional permits.

New Gold may be unable to obtain on a timely basis or maintain in the future all necessary permits required to explore and develop its properties, commence construction or operation of mining facilities and properties or maintain continued operations. Delays may occur in connection with obtaining necessary renewals of permits for the Company’s existing operations and activities, additional permits for existing or future operations or activities, or additional permits associated with new or amended laws or regulations. It is possible that previously issued permits may be suspended, revoked or lapse for a variety of reasons, including through government or court action, such as the Supreme Court of Canada’s October 2023 decision that the federal Impact Assessment Act ("IAA") was unconstitutional in part.

In the past there have been challenges to the Company’s permits that were temporarily successful as well as delays in the renewal of certain permits or in receiving additional required permits. There can be no assurance that the Company will receive or continue to hold all permits necessary to develop or continue operating at any particular property or to pursue the Company’s exploration activities. To the extent that required permits cannot be obtained or maintained, the Company may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties. Even if permits or renewals are available, the terms of such permits may be unattractive to the Company and result in the applicable operations or activities being financially unattractive or uneconomic. Any inability to obtain or maintain permits or to conduct mining operations pursuant to applicable permits could materially reduce the Company’s production and cash flow and could undermine its profitability.

Construction Risks
The capital expenditures and time required to develop new mines or new areas of operating mines are considerable, and changes in cost or construction schedules can significantly increase both the time and capital required to build the project. As a result of the substantial expenditures involved in development projects, development projects are prone to material cost overruns versus budget.

Construction costs and timelines can be impacted by a wide variety of factors, many of which are beyond the control of the Company. These include, but are not limited to, weather conditions, ground conditions, performance of the mining fleet and availability of appropriate material and other supplies required for construction, availability and performance of contractors and suppliers, delivery and installation of equipment, design changes, accuracy of estimates and availability of accommodations for the workforce.
Project development schedules are also dependent on obtaining the governmental approvals necessary for the operation of a project. The timeline to obtain these government approvals is often beyond the control of the Company. A delay in start-up or commercial production of a development project would increase capital costs and delay receipt of revenues and could impact the Company’s ability to execute its strategic plans and the achievement of planned results.

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New Afton’s C-Zone reached hydraulic radius in the third quarter of 2024 and construction continues to advance on schedule and at Rainy River construction of the underground mine is ongoing. Given the inherent risks and uncertainties associated with mine development, there can be no assurance that the construction and development will continue in accordance with current expectations or at all, or that construction costs will be consistent with the budget, or that the mine will operate as planned.

Risks related to strategic plan implementation
The Company conducts a strategic planning process that is intended to define short- and long-term objectives as well as execution strategies designed to achieve its objectives. These plans are reviewed on an ongoing basis and updated as current external and internal conditions change or are anticipated to change. The strategic plans are based upon certain assumptions around key variables as well as anticipated risks that can directly impact the validity of the strategy and the achievement of anticipated results.

If the assumptions and risk evaluation underlying the Company’s decision-making process becoming invalid as a result of unforeseen changes in business, operating and market conditions or otherwise prove incorrect, there can be no assurances that the Company’s management team will be successful in implementing its strategic plans or that past results will be reproduced going forward. This could result in a material adverse effect on the Company’s business, financial condition and results of operations. Additionally, due to internal and external factors, the Company may not have sufficient capital resources, organizational skills and knowledge, or systems and processes in place to be able to execute its strategic plans in a timely, efficient or effective manner.

Government Regulation
The mining, processing, development, exploration and reclamation and closure activities of the Company are subject to various laws governing prospecting, development, production, exports, imports, taxes, labour standards and occupational health and safety, mine safety, toxic substances, waste disposal, environmental protection and remediation, protection of endangered and protected species, land use, water use, land claims of local people, relations with local First Nations and other matters. As a public company listed on stock exchanges in Canada and the U.S., the Company is also required to comply with a number of public company obligations imposed by securities commissions and stock exchanges, compliance with which can be time consuming and costly. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could have a material adverse effect on the Company’s business, financial position and results of operations, including a negative impact on the market price of the Company’s securities.

Amendments to current laws, regulations and permits governing the Company’s business, operations or development activities and activities of mining and exploration companies, or the application of existing laws, regulations and permits (including a more stringent or different application), could have a material adverse impact on the Company’s results of operations or financial position, or could result in abandonment or delays in the development of new mining properties or the suspension or curtailment of operations at existing mines. Failure to comply with any applicable laws, regulations or permitting requirements may result in enforcement actions against the Company, including orders issued by regulatory or judicial authorities causing operations or development activities to cease or be curtailed or suspended, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions (see also “Permitting Risks” above). Additionally, the Company could be
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forced to compensate those suffering loss or damage by reason of its business activities, mining operations or exploration or development activities, and could face civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Any such regulatory or judicial action could materially increase the Company’s operating costs, delay or curtail or otherwise negatively impact the Company’s operations and other activities and cause reputational harm. For example, the Mineral Claim Consultation Framework in British Columbia that came into force on March 26, 2025 may make staking and registering additional claims in British Columbia more complex and time consuming in the future making it more difficult to acquire additional claims. Additionally, amendments to the Competition Act that became law on June 20, 2024 via Bill C-59 could subject the Company to substantial monetary penalties and reputational harm should the Company inadvertently fail to properly comply with the explicit provisions targeting misleading environmental benefit claims (greenwashing).

Dependence on the Rainy River and New Afton Mines
The Company’s operations at Rainy River and New Afton are expected to account for substantially all of the Company’s gold and copper production in 2025. Any adverse condition affecting mining or milling conditions at Rainy River or New Afton could have a material adverse effect on the Company’s financial performance and results of operations.

Unless the Company acquires or develops other significant gold-producing assets, the Company will continue to be dependent on its operations at Rainy River and New Afton for its cash flow provided by operating activities.

Exploration and Development Risks
The exploration for, and development of, mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge cannot eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Once a site with mineralization is discovered, it may take several years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Major expenses may be required to locate and establish Mineral Reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the Company will result in a profitable commercial mining operation.

Whether a mineral deposit will be commercially viable depends on a number of factors, including but not limited to: the particular attributes of the deposit, such as accuracy of estimated size, continuity of mineralization, average grade and metallurgical characteristics (see “Uncertainty in the Estimation of Mineral Reserves and Mineral Resources” below); proximity to infrastructure; metal prices, which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection (see “Government Regulation” above). The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company being unable to receive an adequate return on invested capital.

Development projects are uncertain and capital cost estimates, projected operating costs, production rates, recovery rates, mine life and other operating parameters and economic returns may differ
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significantly from those estimated for a project. Development projects rely on the accuracy of predicted factors including capital and operating costs, metallurgical recoveries, reserve estimates and future metal prices. Development projects also rely on diligent capital management to prevent overspending. In addition, there can be no assurance that gold, copper or silver recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

At New Afton, the Company transitioned the C-Zone block cave from production ramp-up phase to commercial production in the fourth quarter of 2024. Additionally, at New Afton, new underground drilling has confirmed the width and continuity of previously reported mineralization at K-Zone and discovered additional copper-gold porphyry mineralization emanating from the roots of the zone, which have more than doubled the known extent of the system. At Rainy River, surface drilling has extended the NW Trend mineralization and underground drilling has extended underground mining zones, which continues to remain open at depth. The Company may engage in other development and expansion activities at its operating mines from time to time. Expansion projects, including development and expansions of facilities and extensions to new ore bodies or new portions of existing ore bodies, have risks and uncertainties similar to development projects.

A project is subject to numerous risks during development including, but not limited to, the accuracy of feasibility studies, obtaining and complying with required permits, changes in environmental or other government regulations, securing all necessary surface and land tenure rights, consulting and accommodating First Nations and other Indigenous groups and financing risks. Unforeseen circumstances, including those related to the amount and nature of the mineralization at the development site, technological impediments to extraction and processing, legal challenges or restrictions or governmental intervention, infrastructure limitations, supply chain issues, environmental issues, unexpected ground conditions or other unforeseen development challenges, commodity prices, disputes with local communities or other events, could result in one or more of New Gold’s planned developments becoming impractical or uneconomic to complete or could otherwise impact the Company’s ability to execute its strategic plans. Any such occurrence could have an adverse impact on New Gold’s growth, financial condition and results of operations. There can be no assurance that the Company’s expansion and development projects will continue in accordance with current expectations or at all. See also “Permitting Risks” above.

Water Management Risks
Changes in climate have the potential to result in more extreme precipitation levels and extreme weather events that can affect the Company’s operations (see “Climate Change Risks” below). For example, in 2023, British Columbia experienced the most devastating wildfire season on record, and drought conditions and elevated forest fire risk and activity has impacted both sites in a number of recent years. In the 2021 to 2022 hydrological year, the area surrounding Rainy River experienced annual precipitation approaching a 1 in 100 year wet event and resulted in operational difficulties addressing the water surplus. In 2021, an atmospheric river event occurred on the lower mainland of British Columbia, which caused severe flooding and mudslides, that led to a number of the major highways, bridges, roads and similar infrastructure being flooded, taken out or otherwise becoming inaccessible, which impacted supply chain processes and concentrate sales for New Afton. Water is a critical resource for the Company’s operations and inadequate water management and stewardship could have a material adverse effect on the Company and its operations. While certain aspects relating to water management are within the Company’s control, extreme weather events can negatively impact the Company’s water management
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practices. These can consequently impact operations, disrupt production, increase costs and damage site and ancillary infrastructure.

The Company’s production estimates are dependent on, among other things, water supply, water storage and water quality, and production may be adversely impacted by availability of any of those conditions. Inadequate water supply or poor water management can directly affect capital and operating costs. New Gold could encounter business disruptions and operational difficulties in addressing too much water or too little water resulting in an under supply of water at the Company’s operations, which the mills require to operate. Both of which could lead to production and other disruptions and impact the Company’s business, financial position and results of operations.

Mining, processing, development and exploration activities are dependent on adequate infrastructure and reliable water supply and water management. Failure to properly manage water levels or properly treat water can lead to treated water quality that is too low to allow for discharge when needed or other challenges in the ability to store water in the amounts required. The Company may also not be able to discharge water when needed for regulatory reasons outside of its control, including drought conditions where the receiving environment has insufficient capacity. Poor water management and discharge control may not only result in contaminants exceeding permitted limits, but also the suspension of operations at the Company’s mine sites. The Company has instituted water management plans but there can be no guarantees that the water management plans will be sufficient or perform as intended, and there can be no assurances that the Company will be able to discharge water when needed, which could subject the Company to liability and affect the Company’s business, financial condition and results of operations.

Insufficient water management practices could lead to damage to site infrastructure and have a direct impact on the Company’s operations and production. Underperformance or ineffective maintenance of the stabilization and dewatering of its tailings storage facility structures, including the NATSF, or improper management of site water could contribute to dam failure or tailings release and may also result in damage or injury to people or property (see “Tailings Risks” below).

Tailings Risks
Mining companies also face innate risks in their operations with respect to tailings storage facilities and structures built for the containment of processed rock that remains after the target minerals are extracted, known as tailings, which exposes the Company to a number of risks. Unexpected failings or breaches of tailings storage facilities, such as slope failures, foundation failures or erosion, could release tailings and result in extensive environmental damage to the surrounding area as well as damage to property, personal injury or death. Tailings storage facility failures or indications of potential future failures can result in the immediate suspension of mining operations by government authorities and lead to significant costs and expenses, write offs of material assets and the recognition of provisions for remediation, which could affect the Company’s operations and statements of financial position.

The Company seeks to maintain its tailing storage facilities through the stabilization and effective maintenance of such facilities. Stabilization, which includes dewatering, of its tailings storage facilities, such as the NATSF, had been an important undertaking for the Company as underperformance or ineffective maintenance, failing to complete stabilization projects according to plan or improper management of site water could have contributed to tailings storage facility failure or tailings release. In
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the case of New Afton, in 2025 pond volume was materially removed, marking a major milestone in the stabilization program.

The unexpected failure of a tailings storage facility could subject the Company to any or all of the potential impacts discussed below in “Environmental Risks”, among others. A major spill or failure of the tailings facilities (including as a result of matters beyond the Company’s control such as extreme weather, a seismic event or other incident) could cause damage to the Company, the environment and the surrounding communities. Failure to comply with existing or new environmental, health and safety laws and regulations could lead to injunctions, fines, suspension or revocation of permits and other penalties. The costs and delays associated with compliance with these laws, regulations and permits may prevent the Company from proceeding with the development of a project or the operation or further development of a mine or increase the costs of development or production or otherwise impact the Company’s ability to execute its strategic plans, and may materially adversely affect the Company’s business, results of operations or financial condition. The Company could also be held responsible for the costs associated with investigating and addressing contamination (including claims for natural resource damages) or for fines or penalties from governmental authorities relating to contamination issues at current or former sites, either owned directly or by third parties. The Company could also be found liable for claims relating to exposure to hazardous and toxic substances and major spills, breach or other failure of the tailing facilities. The costs associated with such responsibilities and liabilities could be significant, be higher than estimated and may involve a time consuming clean-up. Furthermore, in the event that the Company is deemed liable for any damage caused by overflow, the Company’s losses or consequences of regulatory action might not be sufficiently covered by insurance policies. Should the Company be unable to fully fund the cost of remedying such environmental concerns, the Company could be required to temporarily or permanently suspend operations. If any such risks were to occur, this could materially and adversely affect the Company’s reputation and its ability to conduct its operations and could subject the Company to liability and result in a material adverse effect on its business, financial condition and results of operations.

Climate Change Risks
Changes in climate conditions could adversely affect the Company’s business and operations through the impact of (i) more extreme temperatures, energy disruptions, precipitation levels and other weather events; (ii) changes to laws and regulations, including disclosure requirements, related to climate change; and (iii) changes in the price or availability of goods and services required by our business.

Climate change may lead to more extremes in temperatures, energy disruptions, precipitation levels and other weather events, and cause both direct and indirect impacts on the Company’s business and operations. Extreme high or low temperatures could impact the operation of equipment and the safety of personnel at the Company’s sites, which could result in damage to equipment, injury to personnel, cost increases and production disruptions. Extreme high or low temperatures could also impact the surrounding areas and communities leading to more difficult living conditions and potentially resulting in labour shortages or disruptions, particularly given that a number of Company employees who work at the sites come from such surrounding areas and communities. Energy disruptions could affect operations at the Company’s sites, including the ability to operate essential machinery, technology and other
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equipment, and lead to production interruptions. When considering the impact to surrounding areas, energy disruptions could cause area-wide blackouts and brownouts making it difficult for those employees working from home or otherwise working remotely to continue working. There could also be a need for IT back-up systems to be in multiple locations to create redundancy in the event of widespread power outages, which would in turn result in increased costs.

Water is a key resource in the Company’s operations. Changes in precipitation levels may impact the availability of water at the Company’s operations, which the mills require to operate, potentially leading to production disruptions. With the impact of climate change on water levels and precipitation, without adequate water management and stewardship, New Gold could encounter difficulties dealing with too much or too little water at its sites. Low precipitation and increased temperatures also increases the risk of large forest fires, as occurred in proximity to the Company’s operations in British Columbia in recent years, which could cause production disruptions or damage site infrastructure. Low precipitation and the increased risk of forest fires impacts not only the Company’s sites, but the surrounding areas and communities as well. Increases in precipitation levels could also lead to water management challenges, including challenging the Company’s ability to hold or treat and discharge water in the amounts required. In the surrounding areas, increases in precipitation levels could lead to a number of day-to-day challenges and cause transportation delays and other disruptions.

Extreme weather events, such as forest fires, severe storms or floods, all of which may be more probable and more extreme due to climate change, may negatively impact operations, disrupt production, increase costs and damage site infrastructure. Such extreme weather events can also lead to community evacuations, temporary labour shortages, delays in receiving critical supplies and shipping the Company’s products, some of which were experienced in 2023 during the most devastating wildfire season on record in British Columbia and late 2021 during an atmospheric river event that occurred on the lower mainland of British Columbia which caused severe flooding and mudslides and led to numerous transportation and supply chain routes to be inaccessible in northern British Columbia, close to where New Afton is located. As a result, the Company may not be able to produce or deliver in line with customer demands and may see unplanned costs increases. Significant capital investment may be required to address these occurrences and to adapt to changes in average operating conditions caused by these changes to the climate. The Company may also need to allocate more time and money to health and safety training and emergency response planning to ensure employees are adequately prepared for extreme weather caused by climate change.

Climate change may lead to new laws and regulations that affect the Company’s business and operations. One such example is the Canadian Sustainability Standards Board (CSSB) issued general requirements regarding sustainability-related financial information (CSDS 1) and climate-related disclosure (CSDS 2) in December 2024. The CSSB Standards are voluntary until mandated by provincial and territorial regulators. The Canadian Securities Administrators stated in its December 18, 2024 market update that it will publish a revised rule to NI 51-107 – Disclosure of Climate-related Matters for public comment which will determine how this will be implemented by companies in Canada. However, in April 2025, the Canadian Securities Administrators announced a pause on changes as they adapt to developments in the U.S. and globally. Where legislation already exists, regulations relating to
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greenhouse gas ("GHG") emission levels and energy efficiency may become more stringent. Some of the transition and compliance costs associated with meeting more stringent regulations can be offset by increased energy efficiency and technological innovation. However, meeting more stringent regulations is anticipated to result in increased costs. Additionally, the Company is heavily reliant on diesel fuel to power vehicles and equipment. If diesel prices increase due to more stringent fossil fuel regulation or taxation, the cost of doing business could increase as well. Transitioning away from diesel-powered vehicles and equipment and integrating new technology can be costly, especially for operations that are nearing the end of the mine lifecycle. Given that the Company’s operations are energy intensive and result in a carbon footprint (directly and indirectly) through the use of fossil-fuel based electricity, current and emerging regulations and policies relating to GHG emission levels, energy efficiency and reporting of climate related risks can directly impact the Company. There is significant uncertainty associated with the technology and regulatory changes necessary to transition to a decarbonized economy and the costs to comply are difficult to predict. The speed and disruptive nature of those changes, the policy and regulatory shifts to respond to those changes and the associated costs, may impact the Company’s business model, financial performance and operational results. If the Company is unable to effectively manage the transition, it could incur additional costs, delay the ability to meet investor, customer and regulatory requirements, and negatively impact the Company’s reputation.

Climate change may lead to changes in the price and availability of goods and services required for the Company’s operations, which require the regular supply of consumables such as diesel, electricity and sodium cyanide to operate efficiently. The Company’s operations also depend on service providers to transport these consumables and other goods to the operations and to transport doré and concentrate produced by the Company to refiners, smelters and other customers. The effects of extreme weather described above and changes in legislation and regulation on the Company’s suppliers and their industries may result in limited availability or higher prices for these goods and services, which could result in higher costs or production disruptions.

In following TCFD guidance on risk management integration and disclosure, in late 2021, the Company undertook a climate risk assessment using scenario analysis to explore and identify physical and transitional risks associated with different climate scenarios, consider opportunities to reduce risk through climate mitigation and adaptation and identify areas for additional investigation and analysis. In 2022 and 2023, the Company continued to refine the risk assessment, focusing on a quantitative financial climate change risk assessment for its operations, to help support the Company in understanding the potential impacts of climate change on financial stability. In 2024, the climate risks and opportunities were monitored for any changes and any updates were incorporated into the enterprise risk assessment. While significant effort was made, there is the possibility that not all physical and transitional and resulting financial risks that could directly and indirectly impact the Company were identified. The Company can provide no assurance that efforts to mitigate the risks of climate changes will be effective and that the physical risks of climate change will not have an adverse effect on the Company’s operations and profitability. Additionally, the Company has disclosed certain climate strategy targets, goals and commitments, including New Gold’s GHG emissions reduction target, and failure to meet such targets, goals and commitments as well as meet societal or investor expectations could result in damage to the Company’s reputation, reduce investor confidence or subject the Company to legal proceedings and
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significant monetary penalties, which could result in a material adverse impact on the Company’s business, financial position, results of operations and future growth prospects (see “Community Relations, License to Operate and Reputation” below).

Financing Risks
The Company’s mining, processing, development and exploration activities may require additional external financing. There can be no assurance that additional capital or other types of financing will be available when needed or that, if available, the terms of such financing will be acceptable to the Company. Furthermore, if the Company raises additional capital by offering equity securities or securities convertible into equity securities, any additional financing may involve substantial dilution to existing shareholders. If raised through asset sales, the terms of such sales may not be favourable to the Company and may reduce the assets and future economic performance of the Company. Failure to obtain sufficient financing could result in the delay or indefinite postponement of exploration, development, construction or production of any or all of the Company’s mineral properties or otherwise impact the Company’s strategic plans. The cost and terms of such financing may significantly reduce the expected benefits from new developments or render such developments uneconomic.
Need for Additional Mineral Reserves and Mineral Resources
Because mines have limited lives based on proven and probable Mineral Reserves, the Company continually seeks to replace and expand its Mineral Reserves and Mineral Resources. The Company’s ability to maintain or increase its annual production of gold, copper and silver depends in significant part on its ability to find or acquire new Mineral Reserves and Mineral Resources and bring new mines into production, and to expand Mineral Reserves and Mineral Resources at existing mines. Exploration is inherently speculative. New Gold’s exploration projects involve many risks and exploration is frequently unsuccessful. See “Exploration and Development Risks” above. There is a risk that depletion of reserves will not be offset by discoveries or acquisitions. The mineral base of New Gold may decline if reserves are mined without adequate replacement.

Uncertainty in the Estimation of Mineral Reserves and Mineral Resources
Mineral Reserves and Mineral Resources are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Mineral Reserves can be mined or processed profitably. Mineral Reserve and Mineral Resource estimates may be materially affected by environmental, permitting, legal, title, taxation, socio-political, geotechnical factors (such as pit slope angles), marketing and other risks and relevant issues. There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any Mineral Reserve or Mineral Resource estimate is a function of the quantity and quality of available data, the accuracy of assumptions, the nature of the ore body and of the assumptions made and judgments used in engineering and geological interpretation. These estimates may require adjustments or downward revisions based upon further exploration or development work, drilling or actual production experience.

Fluctuations in gold, copper and silver prices, results of drilling, metallurgical testing and production, the evaluation of mine plans after the date of any estimate, permitting requirements or unforeseen technical
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or operational difficulties may require revision of Mineral Reserve and Mineral Resource estimates. Prolonged declines in the market price of gold (or applicable by-product metal prices) may render Mineral Reserves and Mineral Resources containing relatively lower grades of mineralization uneconomical to recover and could materially reduce the Company’s Mineral Reserves and Mineral Resources. Mineral Resource estimates for properties that have not commenced production or at deposits that have not yet been exploited are based, in most instances, on very limited and widely-spaced drill hole information, which is not necessarily indicative of conditions between and around the drill holes. There may also be outliers in the representative samples that may disproportionally skew the estimates. In a block cave mine, as a cave exhausts its reserves, it may experience dilution of grade. Accordingly, such Mineral Resource estimates may require revision as more geologic and drilling information becomes available and as actual production experience is gained. Should reductions in the Company’s Mineral Resources or Mineral Reserves occur, the Company may be required to take a material write-down of its investment in mining properties, reduce the carrying value of one or more of its assets or delay or discontinue production or the development of new projects, resulting in reduced net income or increased net losses and reduced cash flow. Mineral Resources and Mineral Reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations. In addition, the estimates of Mineral Resources, Mineral Reserves and economic projections rely in part on third-party reports and investigations. There is a degree of uncertainty attributable to the calculation and estimation of Mineral Resources and Mineral Reserves and corresponding grades being mined and, as a result, the volume and grade of reserves mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of Mineral Reserves and Mineral Resources, or of the Company’s ability to extract these Mineral Reserves and Mineral Resources, could have a material adverse effect on the Company’s projects, results of operations and financial condition.

Mineral Resources are not Mineral Reserves and have a greater degree of uncertainty as to their existence and feasibility. There is no assurance that Mineral Resources will be upgraded to proven or probable Mineral Reserves.

Uncertainty Relating to Inferred Mineral Resources
Inferred Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. Due to the uncertainty which may attach to Inferred Mineral Resources, there is no assurance that Inferred Mineral Resources will be upgraded through further exploration to the measured and indicated resource classification level of confidence necessary for their potential conversion to proven or probable Mineral Reserves as a result of a pre-feasibility or feasibility level technical study.

Impairment
On a quarterly basis, the Company reviews and evaluates its mining interests for indicators of impairment or impairment reversals. In the past, New Gold has recognized material impairment losses. Impairment assessments are conducted at the level of cash-generating units (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Each operating mine, development and exploration project represents a separate CGU. If an indication of impairment exists, the recoverable amount of the CGU is estimated. An impairment loss is recognized when the carrying amount of the CGU is in excess of its
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recoverable amount. The assessment for impairment is subjective and requires management to make significant judgments and assumptions in respect of a number of factors, including, but not limited to, prolonged significant changes in commodity prices, per ounce in-situ multiples, significant change to New Gold’s life of mine plans, significant changes in discount rates and, if applicable, the factors which lead to a prolonged and sustained market capitalization deficiencies. It is possible that the actual fair value could be significantly different than those estimates. In addition, should management’s estimate of the future not reflect actual events, further impairment charges may materialize, and the timing and amount of such impairment charges is difficult to predict.

Title Claims and Rights of Indigenous
Peoples New Gold’s properties may be subject to the rights or the asserted rights of various community stakeholders, including First Nations and other Indigenous peoples. The presence of community stakeholders may impact the Company’s ability to develop or operate its mining properties and its projects or to conduct exploration activities. For example, as the result of the recent decision of the Supreme Court of British Columbia in Gitxaala v. British Columbia (Chief Gold Commissioner) and the resulting proposed draft Mineral Claim Consultation Framework in British Columbia, the Company’s ability to stake and register additional claims in British Columbia may become more complex and time consuming in the future making it more difficult to acquire additional claims. Accordingly, the Company is subject to the risk that one or more groups may oppose the continued operation, further development or new development or exploration of the Company’s current or future mining properties and projects. Such opposition may be directed through legal or administrative proceedings, or through protests or other campaigns against the Company’s activities.

Governments in many jurisdictions must consult with, or require the Company to consult with, Indigenous peoples with respect to grants of mineral rights and the issuance or amendment of project authorizations. In British Columbia, the provincial government enacted the Declaration on the Rights of Indigenous Peoples Act in November 2019, which may affect consultation requirements in that jurisdiction. Additionally, on July 21, 2021, the federal government’s United Nations Declaration on the Rights of Indigenous Peoples Act came into force marking Canada’s first substantive step towards ensuring Canadian federal laws reflect the standards outlined in the United Nations Declaration on the Rights of Indigenous Peoples. It is yet to be determined what near-term impacts and changes, if any, will follow; however, such legislation may potentially have numerous implications for Indigenous groups, government authorities and natural resource project proponents.

The Company is party to, and has impact benefit agreements in place with, certain First Nations near its Rainy River and New Afton, each of which require the Company to comply with predetermined obligations and requirements. There is the risk that the Company may not fulfill all of its obligation under such impact benefit agreements which could cause it to lose the support of the affected First Nations group and otherwise impact its reputation, business and operations.

Consultation and other rights of Indigenous peoples may require accommodation including undertakings regarding employment, royalty payments and other matters. This may affect the Company’s ability to acquire within a reasonable time frame effective mineral titles, permits or licenses in certain jurisdictions,
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including in some parts of Canada and Mexico in which title or other rights are claimed by First Nations and other Indigenous peoples, and may affect the timetable and costs of development and operation of mineral properties in these jurisdictions. The risk of unforeseen title claims by Indigenous peoples also could affect existing operations as well as development projects. These legal requirements may also affect the Company’s ability to expand or transfer existing operations or to develop new projects.

Environmental Risks
The Company is subject to environmental regulation in Canada and Mexico where it operates or has exploration or development activities. In addition, the Company will be subject to environmental regulation in any other jurisdictions in which it may operate or have exploration or development properties. These regulations address, among other things, endangered and protected species, emissions, noise, air and water quality standards, land use and reclamation. They also set out limitations on the generation, transportation, storage and disposal of solid, liquid and hazardous waste or potentially hazardous substances such as fuel, lime or cyanide. The Company expends significant resources to comply with environmental laws, regulations and permitting requirements, and expects to continue to do so in the future. Failure to comply with applicable environmental laws, regulations and permitting requirements may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There can be no assurance that:
•the Company has been or will be at all times in complete compliance with such laws, regulations and permitting requirements, or with any new or amended laws, regulations and permitting requirements that may be imposed from time to time;
•the Company’s compliance will not be challenged; or
•the costs of compliance will be economic and will not materially or adversely affect the Company’s future cash flow, results of operations and financial condition.

The Company may be subject to proceedings in respect of alleged failures to comply with environmental laws, regulations or permitting requirements or of posing a threat to or of having caused hazards or damage to the environment or to persons or property. While any such proceedings are in process, the Company could suffer delays or impediments to or suspension of development and construction of the Company’s projects and operations and, even if the Company is ultimately successful, it may not be compensated for the losses resulting from any such proceedings or delays.

Environmental legislation is evolving in a manner which will involve, in certain jurisdictions, stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. No certainty exists that future changes in environmental regulation, or the application of such regulations, if any, will not adversely affect the Company’s operations or development properties or exploration activities. The Company cannot give any assurance that, notwithstanding its precautions, breaches of environmental laws (even if inadvertent) or environmental pollution will not materially and adversely affect its financial condition and results of operations.

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Environmental hazards may exist on the Company’s properties which are unknown to management at present and which have been caused by previous owners or operators of the properties. Changes in weather conditions can also cause environmental hazards, such as increased precipitation leading to possible tailings storage facility failures or other heightened risk of environmental incidents and need for water management mitigation. Increased precipitation can also affect compliance with environmental regulations and affect operations. In addition, measures taken to address and mitigate known environmental hazards or risks may not be fully successful, and such hazards or risks may materialize.

There may be existing environmental hazards, contamination or damage at the Company’s mines or projects that the Company is unaware of. The Company may also acquire properties with known or undiscovered environmental risks. Any indemnification from the entity from which the Company acquires such properties may not be adequate to pay all the fines, penalties and costs (such as clean-up and restoration costs) incurred with respect to such properties. The Company may also be held responsible for addressing environmental hazards, contamination or damage caused by current or former activities at our mines or projects or exposure to hazardous substances, regardless of whether or not the hazard, damage, contamination or exposure was caused by its activities or by previous owners or operators of the property, past or present owners of adjacent properties or by natural conditions, and whether or not such hazard, damage, contamination or exposure was unknown or undetectable. New Afton has also been used for mining and related operations for many years before the Company acquired it, and was acquired “as is” or with assumed environmental liabilities from previous owners or operators.

Any finding of liability in proceedings pursuant to environmental laws, regulations or permitting requirements could result in substantial additional costs, delays in the exploration, development and operation of the Company’s properties and other penalties and liabilities, including, but not limited to:
•monetary penalties (including fines);
•restrictions on or suspension of activities;
•loss of rights, permits and property;
•completion of extensive remedial cleanup or paying for government or third-party remedial cleanup;
•premature reclamation of operating sites; and
•seizure of funds or forfeiture of bonds.

The cost of addressing environmental conditions or risks, and liabilities associated with environmental damage, may be significant, and could have a material adverse effect on the Company’s business, prospects, results of operations and financial condition. Production at New Gold’s mines involves the use of various chemicals, including certain chemicals that are designated as hazardous substances. Contamination from hazardous substances, either at the Company’s own properties or other locations for which it may be responsible, may subject the Company to liability for the investigation or remediation of contamination, as well as for claims seeking to recover for related property damage, personal injury or damage to natural resources. The occurrence of any of these adverse events could have a material adverse effect on the Company’s prospects, results of operations and financial position.

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Production at Rainy River involves the use of sodium cyanide which is a hazardous material. Should sodium cyanide solution leak or otherwise be discharged from the containment system, the Company may become subject to liability for cleanup work that may not be insured, in addition to liability for any damage caused. Such liability could be material.

Risks relating to ESG practices and reporting
There are a number of analysts, reviewing agencies and consultants (“ESG Reviewers”) involved in evaluating the Company’s performance on specific ESG matters and issuing reports and ratings regarding such performance. There are a wide variety of ESG reporting frameworks which are continuing to evolve and limited standardization on reporting metrics within the global ESG reporting space. There are also a wide variety of methodologies employed by ESG Reviewers, which are not fully transparent regarding the selection and weighting of metrics relied upon in generating a particular report or ranking. The Company has systems in place to manage ESG matters and to help ensure proper and complete reporting thereof. However, given the wide variety in ESG reporting frameworks and ESG Reviewer methodologies, there can be no assurances that the Company’s efforts will be successful or meet the standards set by a given ESG Reviewer. ESG reporting frameworks and ESG-related factors, including climate change, can be relevant metrics for institutional investors in reviewing and assessing the performance of the Company and ultimately in making investment decisions. There can be no assurances that the Company’s systems will be able to reliably manage potential impacts of ESG reports and rankings on the Company’s ability to attract investments at a reasonable cost. If reporting is not well managed, there is also a risk that the Company could face litigation related to its ESG reporting or performance claims as regulators and third parties are increasingly turning their attention to greenwashing practices in the business world. For example, amendments to the Competition Act that became law on June 20, 2024 via Bill C-59 could subject the Company to substantial monetary penalties and reputational harm should the Company inadvertently fail to properly comply with the explicit provisions targeting misleading environmental benefit claims. Each of these events could have a materially adverse effect on the Company’s business and financial condition.

Insurance and Uninsured Risks
New Gold’s business is subject to a number of risks and hazards generally including adverse environmental conditions, industrial accidents, labour disputes, loss or theft of its products, unusual or unexpected geological conditions, ground or slope or wall failures, cave-ins, metallurgical or other processing problems, fires, operational problems, changes in the regulatory environment and natural phenomena, such as inclement weather conditions, floods, hurricanes and earthquakes. Such occurrences could result in damage to mineral properties or production facilities or other property, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays in mining, supply chain disruptions, government service disruptions, monetary losses and possible legal liability.

Although the Company maintains insurance to protect against certain risks in such amounts as it considers reasonable, such insurance will not cover all the potential risks associated with the Company’s operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available on acceptable terms or may not
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be adequate to cover any resulting liability. Moreover, insurance against risks such as loss of title to mineral property, environmental pollution, or other hazards as a result of exploration, development and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. New Gold may also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect on results of operations and financial condition.

Reclamation Costs
The Company’s operations are subject to closure and reclamation plans that establish its obligations to reclaim properties after minerals have been mined from a site. These obligations represent significant future costs for the Company. It may be necessary to revise reclamation timing, concepts and plans, which could increase costs.

Management estimates the reclamation and closure cost obligations for all of its properties is $134.5 million as at December 31, 2025. Details and quantification of New Gold’s reclamation and closure costs obligations are set out in Note 14 of the Company’s audited consolidated financial statements for the year ended December 31, 2025. As at December 31, 2025, the Company had posted surety bonds totaling $145.1 million and letters of credit totaling $27.8 million, representing security in the aggregate amount of $172.9 million to address these liabilities.

Reclamation bonds or other forms of financial assurance are often required to secure reclamation activities. Governing authorities require companies to periodically recalculate the amount of a reclamation bond and may require bond amounts to be increased. It may be necessary to revise the planned reclamation expenditures and the operating plan for a mine in order to fund an increase to a reclamation bond. In addition, reclamation bonds may be issued under the Company’s credit facilities. Increases in the amount of reclamation bonds will decrease the amount of the Credit Facility available for other purposes.

Reclamation bonds may represent only a portion of the total amount of money that will be spent on reclamation over the life of a mine operation. The actual costs of reclamation set out in mine plans are estimates only and may not represent the actual amounts that will be required to complete all reclamation activity. Obtaining regulatory approval of the Company’s reclamation activity may also add additional time and costs to reclamation. If actual costs are significantly higher than the Company’s estimates, then its results of operations and financial position could be materially adversely affected.

Inflation Risks
Inflation rates in the jurisdictions in which the Company operates have increased in recent years. A significant portion of the upward pressure on prices has been attributed to the rising costs of labour and energy, the fiscal and monetary stimuli provided by governments in response to the COVID-19 pandemic as well as continuing global supply-chain disruptions, with global energy costs increasing significantly following the ongoing invasion of Ukraine by Russia since February 2022. Moreover, the Middle East is an important contributor to global oil supplies and any instability in the region, such as the Israel-Hamas conflict that commenced in October 2023, can cause price hikes due to anticipated supply disruptions,
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which can in turn affect global inflation rates and trade balances. While inflation rates have trended down most recently, they remain subject to volatility and the increased prices resulting from inflation have remained. These inflationary pressures have affected the Company’s labour, commodity and other input costs and such pressures may or may not be transitory. The Company has made assumptions around the expected costs of key inputs; however, actual costs in an inflationary environment may differ materially from those assumptions. Any continued upward trajectory in the inflation rate for the Company’s inputs may have a material adverse effect on the Company’s operating and capital expenditures for the development of its projects as well as its financial condition and results of operations.

Tariffs
Tariffs imposed by one country on goods or services being imported into that country from another country can cause disruption in global trade that affects prices, exchange rates, availability of tariffed goods or services in certain countries and changes in consumption and production levels on tariffed goods or services. Often when one country imposes tariffs on another country, that other country imposes retaliatory tariffs in response. There is currently a rise in threatened and imposed tariffs as well as threatened or imposed retaliatory tariffs between countries. The Company can be affected by tariffs and the consequent disruptions in global trade in several ways, including increased cost or decreased availability of supplies, impacts on exchange rates that affect costs and potential reduction in revenue or ability to sell its products if tariffs are imposed on the gold or copper it is selling in the market.

Global Financial Conditions
Global financial conditions have been subject to continued volatility, such as when considering the numerous interest rate increases and decreases in Canada, the U.S. and other countries around the world in recent years and the significant fluctuations in fuel and energy costs and metal prices. Government debt, the risk of sovereign defaults, political instability and wider economic concerns in many countries have been causing significant uncertainties in the markets. Disruptions in the credit and capital markets can have a negative impact on the availability and terms of credit and capital. Uncertainties in these markets could have a material adverse effect on the Company’s liquidity, ability to raise capital and cost of capital. High levels of volatility and market turmoil could also adversely impact commodity prices, demand for metals, including gold, exchange rates and interest rates and have a detrimental effect on the Company’s business, financial condition and financial performance, including a possible negative impact on the market price of the Company’s securities.

Debt and Liquidity Risk
As at December 31, 2025, the Company had long-term debt comprised of one series of notes in an aggregate principal amount of $400 million. In addition, the Company has a $400 million Credit Facility. The Company’s ability to make scheduled payments of principal and interest on or to refinance its indebtedness depends on the Company’s future performance, which is subject to economic, financial, competitive and other factors many of which are not under the control of New Gold. The Company is exposed to interest rate risk on variable rate debt, if any. Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due, including, among others, debt repayments, interest payments and contractual commitments.

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In the future, the Company may not continue to generate cash flow from operations sufficient to service its debt and make necessary or planned capital expenditures. If the Company is unable to generate such cash flow, it may be required to adopt one or more alternatives, such as selling assets, borrowing additional funds, restructuring debt or issuing additional equity capital on terms that may be onerous or highly dilutive. The Company’s ability to borrow additional funds or refinance its indebtedness will depend on the capital markets and its financial condition at such time. The Company may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on its debt obligations. In addition, if New Gold is unable to maintain its indebtedness and financial ratios at levels acceptable to its credit rating agencies, or should New Gold’s business prospects deteriorate, the ratings currently assigned to New Gold by Moody’s Investor Services and Standard & Poor’s Ratings Services could be downgraded, which could adversely affect the value of New Gold’s outstanding securities and existing debt and its ability to obtain new financing on favourable terms, if at all. New Gold’s borrowing cost would likely also increase as a result.

If the Company’s cash flow and other sources of liquidity are not sufficient to continue operations and make necessary and planned capital expenditures, the Company may cancel or defer capital expenditures and/or suspend or curtail operations. Such an action may impact production at mining operations and/or the timelines and cost associated with development projects, which could have a material adverse effect on the Company’s prospects, results of operations and financial condition.

The terms of the Company’s Credit Facility and stream agreement with Royal Gold require the Company to satisfy various affirmative and negative covenants and to meet certain financial ratios and tests. In addition, the terms of the Company’s 2032 Unsecured Notes require the Company to satisfy various affirmative and negative covenants. These covenants limit, among other things, the Company’s ability to incur indebtedness, create certain liens on assets or engage in certain types of transactions. There are no assurances that in the future, the Company will not, as a result of these covenants, be limited in its ability to respond to changes in its business or competitive activities or be restricted in its ability to engage in mergers, acquisitions or dispositions of assets. Furthermore, a failure to comply with these covenants, including, in the case of the Credit Facility and stream agreement with Royal Gold, or a failure to meet the financial tests or ratios, would likely result in an event of default under the Credit Facility and/or the 2032 Unsecured Notes and/or stream agreement and would allow the lenders or noteholders or other contractual counterparty, as the case may be, to accelerate the debt or other obligations as the case may be.

Impact of pandemic disease on global economic conditions and performance
The Company’s operations are subject to the risk of emerging infectious diseases or the threat of outbreaks of viruses or other contagions or epidemic diseases, such as the COVID-19 pandemic. These infectious disease risks may not be adequately responded to locally, nationally or internationally due to lack of preparedness to detect and respond to outbreaks or respond to significant pandemic threats. As such, there are potentially significant economic and social impacts of infectious disease risks, including the inability of the Company’s mining and exploration operations to operate as intended due to a shortage of skilled employees, shortages or disruptions in supply chains, inability of employees to access sufficient healthcare, significant social upheavals, government or regulatory actions or inactions, including
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introducing new, or modifying existing, laws, regulations, orders or other measures that could impact the Company and its ability to operate, decreased demand or the inability to sell precious metals or declines in the price of precious metals, capital market volatility or other unknown but potentially significant impacts. These infectious disease risks could also impact the Company’s ability to meet expected timelines for development and expansion projects and its anticipated production, costs and capital guidance or otherwise affect the Company’s suppliers or customers. There are also potentially significant economic losses from infectious disease outbreaks that can extend far beyond the initial location of an infectious disease outbreak. The extent to which an infectious disease outbreak will have an impact on the Company’s business, results of operations, future cash flows, earnings, liquidity and financial condition will depend on future developments that are highly uncertain and difficult to predict. The Company may not be able to accurately predict the quantum of such risks.

Taxation
New Gold has operations and conducts business in a number of different jurisdictions and is accordingly subject to the taxation laws of each such jurisdiction, as well as tax reviews and assessments in the ordinary course. Taxation laws are complex, subject to interpretation and subject to change. Any such changes in taxation law or reviews and assessments could result in higher taxes being payable by the Company, which could adversely affect its profitability. Taxes may also adversely affect the Company’s ability to repatriate earnings and otherwise deploy its assets. Additionally, the Company may structure certain transactions so as to make use of beneficial taxation laws, such as through the use of flow through shares; however, there can be no assurances that such benefits will be realized by the Company.

Risks Related to Further Processing
The Company’s operations produce concentrate, doré or other products that are not refined metals (“Unrefined Product”) and generally require further processing at a smelter and/or a refinery to become marketable metal. Such Unrefined Product contains metals and other elements and impurities that require removal, some of which may limit the smelters or brokers who can or will purchase or process the Unrefined Product and the refineries who will process the Unrefined Product, or negatively impact the terms of such purchase or processing arrangements. Assay results of gold, copper and deleterious elements may vary in different samples and this may negatively affect the amount the Company receives for a shipment of concentrate, particularly if native copper particles are not adequately sampled in supergene ore from the New Afton Mine. In addition, treatment and refining charges are subject to fluctuations, which could negatively impact the Company’s revenue or expenses.

In addition, the Company is generally responsible for transporting Unrefined Products either to the smelter or refinery or to a designated point where risk of loss is transferred. The Company is exposed to risks related to the loss of Unrefined Product during its loading, transportation and storage as well as the cost and availability of transportation and storage arrangements for its Unrefined Products. In engaging certain third parties to transport the Unrefined Products, including by way of road, railway and ocean freight, the Company is also exposed to logistical risks. While the Company takes steps to ensure it has different logistical options available, there can be no assurances that the third parties it engages will not be impacted by occurrences outside of their control. In July and August of 2023 and again in November 2024, as a result of the labour dispute between the International Longshore and Warehouse Union
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Canada and the B.C. Maritime Employers Association and the resulting strike, the Company was unable to deliver to or ship its Unrefined Products from the British Columbia ports. In August 2024, as a result of the labour dispute that resulted in freight railway operations being shut down, the Company was unable to deliver or transport its Unrefined Products by rail. The Company was able to ship its Unrefined Products by rail during the port strike and was able to ship its Unrefined Products by ocean freight during the rail strike; however, in the future the Company may not be able to meet all of its transportation obligations or make alternative transportation or storage arrangements on reasonable commercial terms or at all. The Company has a limited number of transportation and storage options for its Unrefined Product and should any of such options become unavailable, it could cause significant delays and otherwise impact the Company’s operations, profitability and ability to meet its contractual obligations.

In addition, the Company has doré inventory at refineries and could incur a loss arising from the refineries’ failure to fulfill their contractual obligations as well as the risk that a refinery does not satisfy its delivery obligations. There can be no assurance that the Company will be able to continue to transport and store or sell and process its Unrefined Product on reasonable commercial terms or at all. If the Company is unable to sell its production in an efficient manner, on account of transportation difficulties, unforeseen circumstances, issues with its refineries or otherwise, it could have a material adverse effect on the Company’s results of operations and financial performance.

Information Systems Security Threats
Increasingly, the operating and control systems at the Company’s mines and projects rely on information technology (“IT”) systems to monitor and optimize performance, as the Company continues to adopt remotely controlled mining techniques and electrify its equipment. The Company’s financial control and accounting systems often depend on its IT systems and portions of its workforce often work remotely, which has increased the Company’s reliance on its IT systems. New Gold has entered into agreements with third parties for hardware, software, telecommunications and other IT services in connection with its operations. New Gold’s operations depend, in part, on how well the Company and its suppliers protect networks, equipment, IT systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, hacking, cyber-attacks, ransom ware, security breaches, phishing schemes, computer viruses, vandalism, defects in design, fraud and theft. Any of these occurrences may result in, among other things, unauthorized access or damage to, or temporary or permanent disruption or failure of, one or more of the Company’s IT systems or services. Adoption of new technology that promotes operational efficiency, such as the use of artificial intelligence, fleet electrification and autonomous vehicles, may further expose the Company’s IT systems to risk. As the Company’s use of IT systems increases and evolves and cybersecurity attacks become more sophisticated or pervasive, the Company may have to incur significant costs to upgrade its IT systems to protect against IT disruptions. New or improved IT systems that the Company procures may have defects, not be installed properly or not integrate with its other IT systems.

The Audit Committee of the Board oversees cyber security and IT infrastructure and the Company has certain preventative measures in place, however, there can be no assurances that the Company will not be subject to wire payment fraud, misappropriation of funds, erroneous payments or other human or technological errors resulting in loss of funds that cannot fully be redeemed. The Company’s operations
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also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive interventions and expenditures to mitigate the risks of failures and other IT system disruptions. Any of these and other events could result in information systems failures, delays, increases in capital expenses and/or otherwise negatively impact the Company’s ability to operate. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations. Although the Company has not experienced any material losses relating to cyber-attacks or other information security breaches to date, there can be no assurance that New Gold will not incur such losses or be subject to such breaches in the future, any of which could cause production downtime, operational delays, the compromising of confidential or otherwise protected information, reputational impacts and destruction or corruption of data. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities. Such efforts may require continuous monitoring and the reliance on third party service providers and are not guaranteed to be successful in preventing or mitigating the potential impacts of cyber-attacks.

Litigation and Dispute Resolution
From time to time, New Gold is subject to legal claims, with and without merit. These claims may commence informally and reach a commercial settlement or may progress to a more formal dispute resolution process or legal proceedings. The causes of potential future claims cannot be known and may arise from, among other things, business activities, environmental laws, land use, contractor engagements, volatility in the stock price or alleged failures to comply with disclosure obligations. In particular, the complex activities and significant expenditures associated with construction activities, may lead to various claims, some of which may be material. Defense and settlement costs may be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation and dispute resolution process, there can be no assurance that the resolution of any particular legal proceeding or dispute will not have a material adverse effect on the Company’s future cash flows, results of operations or financial condition.

Title Risks
The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to mineral concessions may be disputed. Although the Company believes it has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of such properties will not be challenged or impaired. Third parties may have valid claims underlying portions of the Company’s interest, including prior unregistered liens, agreements, transfers, royalties or claims, including land claims by First Nations or other Indigenous groups, and title may be affected by, among other things, undetected defects. In some cases, title to mineral rights and surface rights has been divided, and the Company may hold only surface rights or only mineral rights over a particular property, which can lead to potential conflict with the holder of the other rights. As a result of these issues, the Company may be
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constrained in its ability to operate its properties or unable to enforce its rights with respect to its properties, or the economics of its mineral properties may be impacted. An impairment to, or defect in, the Company’s title to its properties or a dispute regarding property or other related rights could have a material adverse effect on the Company’s business, financial condition or results of operations.

Hedging
From time to time, the Company uses or may use certain derivative products to hedge or manage the risks associated with changes in gold prices, copper prices, silver prices, interest rates, foreign currency exchange rates and energy prices. The use of derivative instruments involves certain inherent risks including, among other things: (i) credit risk – the risk of an unexpected loss arising if a counterparty with which the Company has entered into transactions fails to meet its contractual obligations; (ii) market liquidity risk – the risk that the Company has entered into a derivative position that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position; and (iii) unrealized mark-to-market risk – the risk that, in respect of certain derivative products, an adverse change in market prices for commodities, currencies or interest rates will result in the Company incurring an unrealized mark-to-market loss in respect of such derivative products.

There is no assurance that any hedging program or transactions which may be adopted or utilized by New Gold designed to reduce the risk associated with changes in gold prices, copper prices, silver prices, interest rates, foreign currency exchange rates or energy prices will be successful. Although hedging may protect New Gold from an adverse price change, certain hedging strategies may also prevent New Gold from benefiting fully from a positive price change.

Reliance on third-party contractors
It is common industry practice for certain aspects of mining operations including, but not limited to, drilling, blasting and construction, to be conducted by one or more outside contractors. Deficient or negligent work, or work not completed in a timely manner, could have a material adverse effect on the Company’s business and operations. The Company is also subject to a number of risks associated with the use of such contractors, including, but not limited to: (a) the Company having reduced control over the aspects of the operations that are the responsibility of a contractor; (b) failure of the contractor to perform work properly or at a satisfactory level of quality and safety; (c) failure of a contractor to perform under its agreement(s), including, but not limited to, inability to meet the contractual timelines or to otherwise deliver in accordance with the terms of the contract; (d) inability to replace the contractor if the contractual relationship is terminated; (e) interruption of operations in the event the contractor ceases operations as a result of a contractual dispute with the Company or as a result of insolvency or other unforeseen events (including events of force majeure); (f) failure of the contractor to comply with applicable legal and regulatory requirements; and (g) inadequate contractor cybersecurity program or customer data management and privacy, exposing the Company to external attacks or leaking of the Company’s confidential information, any of which could have a material adverse effect on the Company’s business, financial condition or results of operations.

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Investment Risk
Investment risk is the risk that a financial instrument’s value will deviate from the expected returns as a result of changes in market conditions, whether those changes are caused by factors specific to the individual investment or factors affecting all investments traded in the market. This includes interest rate risk, which is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Other aspects of investment risk include credit risk (the risk of unexpected loss arising if a counterparty with which the Company has entered into transactions fails to meet its contractual obligations) and liquidity risk (the risk that the Company has entered into an investment that cannot be closed out quickly). The Company has equity investments in other public mining companies not controlled by New Gold, which have early stage exploration, development and/or greenfield properties. These investments may fluctuate in value and the Company may incur losses in respect of such investments. Although the factors that affect investment risk are outside the Company’s control, the Company limits investment risk by limiting its investment exposure in terms of total funds to be invested and by being selective of high quality investments and by taking security for financial obligations where appropriate.
Acquisition and Integration Risks
As part of its business strategy, New Gold has sought and, in the event the Transaction is not completed, will continue to seek new operating, development and exploration opportunities in the mining industry. In pursuit of such opportunities, New Gold may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into New Gold. The Company’s ability to make acquisitions could also be limited or delayed by changes to legislation and regulatory regimes that prevent planned or potential acquisitions from being completed. The Company cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, if at all, or that any acquisition or business arrangement completed will ultimately benefit its business. Such acquisitions may be significant in size, may change the scale of the Company’s business and may expose the Company to new geographic, political, operating, financial or geological risks. Further, any acquisition the Company makes will require a significant amount of time and attention of New Gold management, as well as resources that otherwise could be spent on the operation and development of the Company’s existing business.

Any future acquisitions would be accompanied by risks, such as a significant decline in the relevant metal price after the Company commits to complete an acquisition on certain terms; the quality of the mineral deposit acquired proving to be lower than expected; the difficulty of assimilating the operations and personnel of any acquired companies; the potential disruption of the Company’s ongoing business; the inability of management to realize anticipated synergies and maximize the Company’s financial and strategic position; the failure to maintain uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and the potential for unknown or unanticipated liabilities associated with acquired assets and businesses, including tax, environmental or other liabilities. In addition, the Company may need additional capital to finance an acquisition. Debt financing related to any acquisition may expose the Company to the risks related to increased leverage, while equity financing may cause existing
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shareholders to suffer dilution. There can be no assurance that any business or assets acquired in the future will prove to be profitable, that New Gold will be able to integrate the acquired businesses or assets successfully or that it will identify all potential liabilities during the course of due diligence. Any of these factors could have a material adverse effect on the Company’s business, prospects, results of operations and financial condition.
CRITICAL JUDGMENTS AND ESTIMATION UNCERTAINTIES
The preparation of the Company’s consolidated financial statements in conformity with IFRS Accounting Standards as issued by IASB requires the Company’s management to make judgments, estimates and assumptions about the future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Estimates and assumptions are continually evaluated and are based on management’s experience and other facts and circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.
The areas which require management to make significant judgments, estimates and assumptions in determining carrying values are described in Note 3 of the Company’s audited consolidated financial statements for the year ended December 31, 2025.
ACCOUNTING POLICIES
The Company's material accounting policies and future changes in accounting policies are presented in the audited consolidated financial statements for the year ended December 31, 2025 and have been consistently applied.
CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
The Company’s management, under the supervision of its President and Chief Executive Officer and its Executive Vice President and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”) and in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, as of December 31, 2025. Based on that evaluation, the Company’s President and Chief Executive Officer and Executive Vice President and Chief Financial Officer have concluded that, as of December 31, 2025, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods.
Internal Controls over Financial Reporting
New Gold’s management, with the participation of its President and Chief Executive Officer and its Executive Vice President and Chief Financial Officer, is responsible for establishing and maintaining adequate internal controls over financial reporting. Internal controls over financial reporting is a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards. New Gold’s
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management assessed the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2025 based on the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and has concluded that New Gold’s internal controls over financial reporting are effective as of December 31, 2025.
The effectiveness of the Company’s internal controls over financial reporting as of December 31, 2025 has been audited by Deloitte LLP, the Company’s independent registered public accounting firm, as stated in their report immediately preceding the Company’s audited consolidated financial statements for the year ended December 31, 2025.
Limitations of Controls and Procedures
The Company’s management, including its President and Chief Executive Officer and its Executive Vice President and Chief Financial Officer, believe that any internal controls and procedures for financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Due to the inherent limitations of all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented and/or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected.
Changes in Internal Controls over Financial Reporting
There has been no change in the Company’s design of internal controls and procedures over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting during the period covered by this MD&A.
AUDITORS AND EXTERNAL AUDITOR SERVICE FEES (by category)
Deloitte LLP is the independent registered public accounting firm that has been appointed as the external auditor of New Gold and is independent with respect to the Company within the meaning of the U.S. Securities Act of 1933, as amended and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States) and within the meaning of the rules of professional conduct of the Chartered Professional Accountants of Ontario.
The aggregate fees billed by the Company’s external auditor in each of the last two fiscal years are as follows:

Financial Years Ending December 31	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees
2025	C$1,689,194	C$200,121	C$8,104	-
2024	C$1,540,487	C$108,500	C$14,854	-
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(1) The aggregate fees billed for the performance of the audit or review of the Company’s financial statements.
(2) The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements which are not included under the heading “Audit Fees”.
(3) The aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning.

ENDNOTES
1."Cash costs per gold ounce sold", "all-in sustaining costs per gold ounce sold" (or "AISC"), "adjusted net earnings/(loss)", "adjusted income tax expense", "sustaining capital and sustaining leases”, “growth capital”, “average realized gold/copper price per ounce/pound”,"cash generated from operations before changes in non-cash operating working capital", "free cash flow" "open pit net mining costs per operating tonne mined", "underground net mining costs per operating tonne mined", "processing costs per tonne processed", and "G&A costs per tonne processed" are all non-GAAP financial performance measures that are used in this MD&A. These measures do not have any standardized meaning under IFRS Accounting Standards, as issued by the IASB, and therefore may not be comparable to similar measures presented by other issuers. For more information about these measures, why they are used by the Company, and a reconciliation to the most directly comparable measure under IFRS Accounting Standards, see the “Non-GAAP Financial Performance Measures" section of this MD&A starting on page 26.
2.The Company produces copper and silver as by-products of its gold production. All-in sustaining costs calculated on a by-product basis, includes silver and copper net revenues as by-product credits to the total costs.
3.Co-product basis includes net silver sales revenues as by-product credits, and apportions net costs to each metal produced on the basis of 30% to gold and 70% to copper, and subsequently dividing the amount by the total gold ounces sold, or pounds of copper sold, to arrive at per ounce or per pound figures.
4.Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.
5.A detailed discussion of production is included in the “Review of Operating Mines” section of this MD&A.
6.See “Sustaining Capital Expenditures Reconciliation Table” for a reconciliation of sustaining capital expenditures to mining interests per the consolidated statement of cash flows.
7.Includes the sum of corporate administration costs and share-based payment expense per the consolidated income statement, net of any non-cash depreciation within those figures.
8.Sustaining capital expenditures are net of proceeds from the disposal of assets.
9.Growth capital expenditures at New Afton in the current period and prior-year period relate to project advancement for the C-Zone. Growth capital expenditures at Rainy River in the current and prior period relate to underground development.
10.These are supplementary financial measures which are calculated as follows: "Revenue gold ($/ounce)" and "Revenue copper ($/pound)" is total gold revenue divided by total gold ounces sold and
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total copper revenue divided by total copper pounds sold, respectively, "Operating expenses ($/oz gold, co-product)" is total operating expenses apportioned to gold based on a percentage of activity basis divided by total gold ounces sold, "Operating expenses ($/lb copper, co-product)" is total operating expenses apportioned to copper based on a percentage of activity basis divided by total copper pounds sold; "Depreciation and depletion ($/oz gold)" is depreciation and depletion expenses divided by total gold ounces sold.
11. Key performance indicator data for the three months and year ended December 31, 2025 is exclusive of ounces from ore purchase agreements for New Afton. The New Afton Mine purchases small amounts of ore from local operations, subject to certain grade and other criteria. These ounces represented approximately 0.1% of total gold ounces produced using New Afton’s excess mill capacity. All other ounces are mined and produced at New Afton.
12. Total Recordable Injury Frequency Rate (TRIFR) is calculated as recorded incidents × 200,000 / total number of hours worked.
13. Ore processed (thousands of tonnes) is exclusive of ore purchased.
CAUTIONARY NOTES
Cautionary Note Regarding Forward-Looking Statements
Certain information contained in this MD&A, including any information relating to New Gold’s future financial or operating performance are “forward-looking”. All statements in this MD&A, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “targeted”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation of such terms. Forward-looking statements in this MD&A include, among others, those in the sections "Sustainability and ESG", “Corporate Developments”; “Review of Operating Mines” and "Key Performance Drivers - Economic Outlook" as well as statements with respect to: the Company’s expectations and guidance with respect to production, operational estimates, capital investment estimates and exploration expense estimates on a mine-by-mine and consolidated basis, and the factors and timing contributing to those expectations; planned activities and timing for 2026 and future years at Rainy River and New Afton, including planned development and exploration activities and related expenses; successfully extending the open pit mine life at Rainy River; the expectation that production will be in-line with guidance range; the Company successfully advancing underground development and ramping up production for the remainder of 2026 and future years at Rainy River and New Afton; the Company's expectation that New Afton's C-Zone will ramp up to full processing capacity in future years and K-Zone potential for future growth; the current and future financial performance of the Company as it relates to the prevailing price of gold; the continuation of prevailing commodity prices and exchange rates, the continuation of operations performing in accordance with mine plans; anticipated factors impacting the Company’s liquidity and the continued review thereof; the Company’s ability to successfully increase production, lower costs and capital spend to generate significant cash flow therefrom over the coming years; the Company’s ability to implement its near-term operational plan and to repay future indebtedness; the Company’s expectations regarding its
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liquidity position and its ability to fund its business objectives; the anticipated timing with respect to the Company’s contractual commitments becoming due; the sufficiency of the Company’s financial performance measures in evaluating the underlying performance of the Company; the expected benefits of the Transaction and attributes of the Combined Company, including potential operational, competitive and cost synergies; the structure and effect of the Transaction; and the ability of New Gold and Coeur to obtain the required Regulatory Approvals for the Transaction.

All forward-looking statements in this MD&A are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this MD&A, its most recent Annual Information Form and NI 43-101 Technical Reports on Rainy River and New Afton filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this MD&A are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold’s operations, including material disruptions to the Company's supply chain, workforce or otherwise; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold’s current expectations; (3) the accuracy of New Gold’s current Mineral Reserve and Mineral Resource estimates and the grade of gold, silver and copper expected to be mined; (4) the exchange rate between the Canadian dollar and U.S. dollar, and to a lesser extent, the Mexican Peso, and commodity prices being approximately consistent with current levels and expectations for the purposes of guidance and otherwise; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold’s current expectations; (7) arrangements with First Nations and other Indigenous groups in respect of New Afton and Rainy River being consistent with New Gold’s current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines and the absence of material negative comments or obstacles during the applicable regulatory processes; and (9) the results of the life of mine plans for Rainy River and New Afton being realized.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: price volatility in the spot and forward markets for metals and other commodities; discrepancies between actual and estimated production, between actual and estimated costs, between actual and estimated Mineral Reserves and Mineral Resources and between actual and estimated metallurgical recoveries; equipment malfunction, failure or unavailability; accidents; risks related to early production at Rainy River, including failure of equipment, machinery, the process circuit or other processes to perform as designed or intended; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements; changes in project parameters as plans continue to be refined; changing costs, timelines and development schedules as it relates to construction; the Company not being able to complete its construction projects at Rainy River or New
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Afton on the anticipated timeline or at all; the ability to successfully implement strategic plans; volatility in the market price of the Company’s securities; changes in national and local government legislation in the countries in which New Gold does or may in the future carry on business; compliance with public company disclosure obligations; controls, regulations and political or economic developments in the countries in which New Gold does or may in the future carry on business; the Company’s dependence on Rainy River and New Afton; the Company not being able to complete its exploration drilling programs on the anticipated timeline or at all; inadequate water management and stewardship; tailings storage facilities and structure failures; failing to complete stabilization projects according to plan; geotechnical instability and conditions; disruptions to the Company’s workforce at either Rainy River or New Afton, or both; significant capital requirements and the availability and management of capital resources; additional funding requirements; diminishing quantities or grades of Mineral Reserves and Mineral Resources; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the Technical Reports for Rainy River and New Afton; impairment; unexpected delays and costs inherent to consulting and accommodating rights of First Nations and other Indigenous groups; climate change, environmental risks and hazards and the Company’s response thereto; ability to obtain and maintain sufficient insurance; management and reporting of ESG matters; actual results of current exploration or reclamation activities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States and, to a lesser extent, Mexico; global economic and financial conditions and any global or local natural events that may impede the economy or New Gold’s ability to carry on business in the normal course; inflation; compliance with debt obligations and maintaining sufficient liquidity; the responses of the relevant governments to any disease, epidemic or pandemic outbreak not being sufficient to contain the impact of such outbreak; disruptions to the Company’s supply chain and workforce due to any disease, epidemic or pandemic outbreak; an economic recession or downturn as a result of any disease, epidemic or pandemic outbreak that materially adversely affects the Company’s operations or liquidity position; taxation; fluctuation in treatment and refining charges; transportation and processing of unrefined products; rising costs or availability of labour, supplies, fuel and equipment; information systems security threats; adequate infrastructure; relationships with communities, governments and other stakeholders; perceived reputation amongst stakeholders; labour disputes; effectiveness of supply chain due diligence; the uncertainties inherent in current and future legal challenges to which New Gold is or may become a party; defective title to mineral claims or property or contests over claims to mineral properties; competition; loss of, or inability to attract, key employees; use of derivative products and hedging transactions; reliance on third-party contractors; counterparty risk and the performance of third party service providers; investment risks and uncertainty relating to the value of equity investments in public companies held by the Company from time to time; the adequacy of internal and disclosure controls; conflicts of interest; the lack of certainty with respect to foreign operations and legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; and the successful acquisitions and integration of business arrangements and realizing the intended benefits therefrom. In addition, there are risks and hazards associated with the business of mineral exploration, development, construction, operation and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as “Risk Factors” included in New Gold’s Annual Information Form and other disclosure documents filed on and available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this MD&A are qualified by these
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cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.
Technical Information
All scientific and technical information in this MD&A has been reviewed and approved by Travis Murphy, Vice President, Operations of New Gold. Mr. Murphy is a Professional Geoscientist, a member of Engineers and Geoscientists British Columbia. Mr. Murphy is a "Qualified Person" for the purposes of NI 43-101.

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